
                                               Filed Pursuant to Rule 424(b)(4)
                                               Registration No. 333-111507


PROSPECTUS

                              OFFER TO EXCHANGE ALL

                          6 1/4% SENIOR NOTES DUE 2013

                                       OF

                        STATE AUTO FINANCIAL CORPORATION

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
             NEW YORK CITY TIME, ON FEBRUARY 13, 2004, UNLESS EXTENDED

TERMS OF THE EXCHANGE OFFER:

         - We are offering to exchange $100,000,000 aggregate principal amount of our 6 1/4% Senior Notes due 2013, which have been registered under the Securities Act of 1933, for all of our original unregistered 6 1/4% Senior Notes due 2013 that were originally issued on November 13, 2003.

         - The terms of the exchange notes will be substantially identical to the original notes, except for transfer restrictions and registration rights relating to the original notes.

         - You may withdraw tendered original notes at any time prior to the expiration of the exchange offer.

         - The exchange of original notes will not be a taxable exchange for U.S. federal income tax purposes.

         -        We will not receive any proceeds from the exchange offer.

         - There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing on any securities exchange or arrange for them to be quoted on any quotation system.

         See the section entitled "Description of Notes" that begins on page 42 for more information about the notes to be issued in this exchange offer.

         Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resales. See "Plan of Distribution."

         THIS INVESTMENT INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS"
THAT BEGINS ON PAGE 11 FOR A DISCUSSION OF THE RISKS THAT YOU SHOULD CONSIDER
PRIOR DECIDING WHETHER TO TENDER YOUR ORIGINAL NOTES IN THE EXCHANGE.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                  This prospectus is dated January 14, 2004.

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                                TABLE OF CONTENTS

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                                                                                                                Page
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Where You Can Find More Information.........................................................................      ii
Disclosure Regarding Forward-Looking Statements.............................................................     iii
Prospectus Summary..........................................................................................       1
Risk Factors................................................................................................      11
Use of Proceeds.............................................................................................      18
Capitalization..............................................................................................      19
Selected Historical Consolidated Financial Data.............................................................      20
Business....................................................................................................      21
Management..................................................................................................      37
Other Indebtedness and Certain Financing Arrangements.......................................................      40
Description of Notes........................................................................................      42
The Exchange Offer..........................................................................................      52
Certain United States Federal Tax Considerations............................................................      62
Plan of Distribution........................................................................................      66
Legal Matters...............................................................................................      66
Experts.....................................................................................................      66

         Unless the context indicates or otherwise requires, as used in this prospectus, the terms "STFC," "our company," "we," "us," and "our" refer to State Auto Financial Corporation and its consolidated subsidiaries; "State Auto Mutual" refers to State Automobile Mutual Insurance Company, which owns approximately 67% of STFC's outstanding common shares; "State Auto P&C" refers to State Auto Property and Casualty Insurance Company; and the "State Auto Group" refers to the STFC insurance subsidiaries, State Auto Mutual, and the State Auto Mutual insurance subsidiaries and affiliates (see "Business-- History and Corporate Structure" on page 22).

         WHEN WE REFER TO THIS PROSPECTUS, WE MEAN NOT ONLY THIS PROSPECTUS BUT ALSO ANY DOCUMENTS THAT ARE INCORPORATED OR DEEMED INCORPORATED BY REFERENCE. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE EXCHANGE NOTES TO ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and current reports, proxy statements, and other information with the U.S. Securities and Exchange Commission ("SEC"). You may read and copy such materials at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC reports at the SEC web site (http://www.sec.gov). Such reports, proxy statements, and other documents and information concerning us are also available for inspection at the offices of NASDAQ, 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we may disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we later file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, to the extent that such documents are deemed "filed" with the SEC for purposes of the Exchange Act, until we complete the exchange offer:

         -        Our Annual Report on Form 10-K for the year ended December 31,
                  2002;

         - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003; and

         - Our Current Reports on Form 8-K as filed with the SEC on May 30, 2003, June 4, 2003, June 6, 2003, June 13, 2003, June 30,
                  2003, July 21, 2003, August 21, 2003, September 2, 2003,
                  October 16, 2003, November 5, 2003, and December 16, 2003.

         You may obtain copies of any documents incorporated by reference in this prospectus from us without charge, excluding exhibits to those documents unless we have specifically incorporated by reference such exhibits in this prospectus, by making a request to us by telephone or in writing. Requests should be directed to Terrence L. Bowshier, Director of Investor Relations, State Auto Financial Corporation, 518 East Broad Street, Columbus, Ohio 43215, telephone number (614) 464-5000. If you would like to request copies of these documents, please do so by February 6, 2004, in order to receive them before the expiration of the exchange offer. You can also find any of the documents incorporated by reference into this prospectus, along with any of our other SEC reports, on our web site (http://www.stfc.com).

         Any statement contained in this prospectus or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We have filed a registration statement on Form S-4 with the SEC under the Securities Act with respect to the exchange notes. This prospectus, which constitutes a part of the registration statement on Form S-4, does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We are referring you to the registration statement and to the exhibits for further information with respect to us and the exchange notes. The statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

                 DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

         All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, goals and plans, and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "project," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in forward-looking statements have a reasonable basis, we can give no assurance that these expectations will prove to have been correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, the factors set forth below and in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

         Factors that could cause actual results to differ materially from our expectations include the following:

         -        the adequacy of loss reserves;

         -        negative changes to our financial strength ratings;

         -        legislative and regulatory developments;

         - elimination or restrictions on the use of credit scores in underwriting;

         -        the inability to attract and retain customers and agents;

         -        realization of growth and business retention estimates;

         - the competitive pricing environment, initiatives by competitors, and other changes in competition;

         - interpretation of insurance policy provisions by courts, court decisions regarding coverage and theories of liability, trends in litigation, and changes in claims settlement practices;

         - weather conditions, including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions, and the occurrence of significant natural disasters, including earthquakes;

         -        the occurrence of significant acts of terrorism;

         - the availability of, pricing of, and ability to collect reinsurance;

         - changes in the mix of our property and casualty book of business;

         - fluctuations in interest rates, performance of financial markets, and inflationary pressures on economic sectors that increase the severity of claims;

         -        general economic and market conditions; and

         -        the outcome of any future litigation against us.

         We assume no obligation to update any forward-looking information contained in this prospectus, as well as any statements incorporated by reference in this prospectus, which speak as of the respective dates thereof, except as otherwise required by law.

                               PROSPECTUS SUMMARY

         The following summary highlights some of the information from this prospectus and does not contain all the information that is important to you. Before deciding to participate in the exchange offer, you should read the entire prospectus and the documents incorporated by reference, including the sections entitled "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" as well as our consolidated financial statements and the related notes.

                                   THE COMPANY

GENERAL

         State Auto Financial Corporation is a regional insurance holding company headquartered in Columbus, Ohio. Through our six insurance subsidiaries, we provide personal and commercial insurance for the standard insurance market and automobile insurance for the nonstandard insurance market. Our principal lines of business include standard personal and commercial automobile, nonstandard personal automobile, homeowners, commercial multi-peril, fire, general liability and workers' compensation insurance. We market our insurance products through more than 22,000 independent agents associated with more than 3,400 agencies in 26 states. Our products are marketed primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states. We are affiliated with State Automobile Mutual Insurance Company, which owns approximately 67% of our outstanding common shares.

         Our insurance subsidiaries consist of State Auto Property and Casualty Insurance Company, Milbank Insurance Company, Farmers Casualty Insurance Company, State Auto Insurance Company of Ohio, State Auto National Insurance Company, and Mid-Plains Insurance Company. We also have three non-insurance subsidiaries that support our insurance operations. An insurance pooling arrangement, which we refer to as the "State Auto Pool," exists between various insurers in the State Auto Group by which premiums, losses, and underwriting expenses are shared among the pool participants. We receive 80% in the aggregate of this underwriting pool, while State Auto Mutual and certain of its subsidiaries receive 20% in the aggregate.

         With a commitment to sound underwriting practices, responsible cost-based pricing, and conservative investments, we have maintained a healthy financial record since we began operations in 1991. Our average annual statutory combined ratio of 100.5% and return on GAAP equity of 11.8% compare favorably with the property and casualty insurance industry average annual statutory combined ratio of 108.4% and return on GAAP equity of 6.8% computed from 1991 through 2002. Through September 30, 2003, our GAAP revenue, assets, and equity have grown at a compound annual growth rate of 19.9%, 19.5%, and 15.2%, respectively, since we began operations in 1991. Combined with our focus on providing outstanding customer service to policyholders and agents, we believe we have earned the reputation as one of the strongest and best managed regional insurance groups in the industry. The State Auto Pool consistently has received A.M. Best Company's A+ (Superior) rating.

COMPETITIVE ADVANTAGES

         We believe our success has been built, in part, on the following strengths:

         - ADHERENCE TO DISCIPLINED UNDERWRITING PRINCIPLES. We adhere to disciplined and consistent underwriting principles. These principles include insistence on selecting and retaining business based on the merits of each account and a dedication to cost-based pricing, where each line of business is priced at a rate anticipated to generate a profit. No line of business, or classification within major lines, subsidizes another line or classification. We believe our adherence to these disciplined underwriting principles is the primary reason that our company has outperformed the property and casualty insurance industry on a statutory combined ratio basis in every year since 1991.

         - FAIR AND EFFICIENT CLAIMS SERVICE. We strive to provide prompt and fair claims service. We maintain a claims contact center 24 hours a day, seven days a week, for receipt of claim calls. Claims may also be reported to the policyholder's independent agent or via the Internet. We make a pledge to our policyholders to make contact with them within two hours of reporting a claim to us. Once an automobile repair is made at one of our approved repair facilities, we guarantee that repair for as long as the automobile is owned by our policyholder.

         - STRONG INDEPENDENT INSURANCE AGENT NETWORK. We offer our products through more than 22,000 independent insurance agents associated with more than 3,400 agencies in 26 states. We believe the success of our independent insurance agent network, which is our only distribution channel, grows out of our commitment to promote and foster close working relationships with our agents. We seek relationships with agencies where we will be one of their top three insurers, measured on the basis of direct premiums written, for the type of business we desire. Our agents' compensation package includes competitive commission rates and other sales inducements designed to maintain and enhance relationships with existing independent agents as well as to attract new independent agents. We provide our agents with a co-operative advertising program, sales training programs, an agent's stock purchase program, profit-sharing and travel incentives, and agency recognition. We continually monitor our agencies for compatibility with us, taking into account factors such as loss ratio, premium volume, business profiles and relationship history. This allows us to be proactive in helping the agents to enhance profitability and, thus, maintain the advantages of the State Auto affiliation. Our senior management regularly makes itself available to the agency force to reinforce this partnership commitment. We believe each of these elements creates a relationship that has resulted in our independent insurance agents placing quality insurance business with us.

         - RISK MITIGATION STRATEGIES. We deploy specific strategies designed to mitigate our exposure to certain risks. We continually seek to diversify our business on a geographic basis. The number of states we operate in has increased from 17 states in 1991 to 26 states in 2003. The concentration of gross written premiums for our property and casualty operations in our largest state, Ohio, has decreased from 28% for the year ended December 31, 1991, to 18.5% for the year ended December 31, 2002. We avoid writing insurance in states that we believe present difficult legislative, judicial and/or regulatory environments for the insurance industry, such as California, Massachusetts, New Jersey, New York, Louisiana, and Texas. Our underwriting guidelines are designed to limit exposures for high-risk insurance matters such as asbestos, workers' compensation, and environmental claims. Our loss and loss expenses liability at December 31, 2002, relating to asbestos, environmental remediation, product liability, mold, and other highly uncertain exposures was approximately 1% of our net loss and loss expenses liability. Our catastrophe management strategies are designed to mitigate our exposure to earthquakes and hurricanes. We believe these efforts have played a significant role in our underwriting profitability and have been very effective in controlling our catastrophe reinsurance costs.

         - CONSERVATIVE INVESTMENT STRATEGY. We have a conservative investment strategy that emphasizes the quality of our fixed income portfolio, which comprised 90.8% of our total portfolio at September 30, 2003, and includes only investment grade securities. We have a disciplined approach to the equity portion of our portfolio, which comprised 6.7% of our total portfolio at September 30, 2003, that emphasizes large capitalization, dividend-paying companies. We select equity investments based on a stock's potential for appreciation as well as ability to continue paying dividends.

         - EXPERIENCED SENIOR MANAGEMENT TEAM. Our senior management team has extensive experience with our company and in the insurance industry. This management team has led us through various industry cycles and has managed our growth through both strategic acquisitions and internal expansion, including the 2001 acquisition of the Meridian insurance companies. This experience has proved invaluable in the integration of Meridian's operations into ours and has guided us in the migration of Meridian policies into our policies, pricing, underwriting, and claims philosophies. Twelve of our 15-person senior management team have over 11 years with the State Auto Group (seven have over 20 years), led by Robert H. Moone, our Chairman, President, and Chief Executive Officer, who has over 33 years with the State Auto Group.

ADDITIONAL INFORMATION ABOUT OUR COMPANY

         State Auto Financial Corporation is an Ohio corporation. Our principal executive offices are located at 518 East Broad Street, Columbus, Ohio 43215. The telephone number of our executive offices is (614) 464-5000.

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                               RECENT DEVELOPMENTS

         On August 20, 2003, Gregory M. Shepard, who owns approximately 5.1% of our outstanding common shares, and his wholly owned corporation filed a Schedule TO with the SEC relating to a proposed tender offer to purchase 8.0 million of our outstanding common shares at a price of $32.00 per share, subject to certain conditions. This tender offer, which we refer to as the "Shepard tender offer," was commenced on September 11, 2003. The Shepard tender offer has been extended two times and currently is scheduled to expire at 5:00 p.m., New York City time, on February 13, 2004, unless further extended by Mr. Shepard. On September 1, 2003, our Board of Directors and a special committee of its independent directors were informed that State Auto Mutual's Board of Directors, based on the unanimous recommendation of a special committee of its independent directors, had unanimously determined to: (1) oppose and reject the Shepard tender offer because it is not in the best interests of State Auto Mutual, its policyholders and its other constituencies; (2) decline and refuse to turn over control of State Auto Mutual and its affiliates, including STFC, to Mr. Shepard because the transfer of such control would not be in the best interests of State Auto Mutual, its policyholders, and its other constituencies; (3) decline and refuse to provide financing to Mr. Shepard or his company (Mr. Shepard and his company intend to have State Auto Mutual borrow at least $256 million through the issuance of surplus notes to finance the Shepard tender offer); and (4) vote State Auto Mutual's common shares of STFC against approval of the Shepard tender offer if submitted to a vote of STFC's shareholders. On September 1, 2003, our Board of Directors and a special committee of its independent directors met and each unanimously determined that the Shepard tender offer was impossible to complete because certain essential conditions of the tender offer could not be met and that the Shepard tender offer is illusory. Our Board of Directors has unanimously recommended to our shareholders that they reject the Shepard tender offer and not tender their shares to Mr. Shepard or his company pursuant to the Shepard tender offer. See "Business--Tender Offer by Minority Shareholder."
See also "Business--Legal Proceedings" for information concerning litigation related to the Shepard tender offer.

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                               THE EXCHANGE OFFER

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THE INITIAL OFFERING OF NOTES...............     On November 13, 2003, we issued in a private placement 6 1/4%
                                                 Senior Notes due 2013, which we refer to as the "original notes."
                                                 The initial purchasers of those notes subsequently resold them to qualified institutional buyers pursuant to Rule 144A under the
                                                 Securities Act and to persons outside the United States under
                                                 Regulation S.

REGISTRATION RIGHTS AGREEMENT...............     Contemporaneously with the initial sale of the original notes, we entered into a registration rights agreement with the initial purchasers of those notes in which we agreed, among other things, to file a registration statement with the SEC and to complete an exchange offer as promptly as possible. This exchange offer is intended to satisfy those rights set forth in the registration rights agreement. After the exchange offer is complete, you will not have any further rights under the registration rights
                                                 agreement, including the right to require us to register any original notes that you do not exchange or to pay you liquidated damages.

THE EXCHANGE OFFER..........................     We are offering to exchange $100.0 million aggregate principal amount of our 6 1/4% Senior Notes due 2013, which we refer to as the "exchange notes." The exchange notes have been registered under the Securities Act for the same aggregate principal amount as the original notes.

                                                 The terms of the exchange notes are identical in all material respects to the terms of the original notes for which they are being exchanged.

                                                 The original notes may be tendered only in $1,000 increments. We will exchange the applicable exchange notes for all original notes that are validly tendered and not withdrawn prior to the
                                                 expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

                                                 The new registered exchange notes will evidence the same debt as the old original notes and will be issued under and entitled to the benefits of the same indenture that governs the old original notes. Holders of the original notes do not have any appraisal or dissenter rights in connection with the exchange offer. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions and holders of original notes will have no registration rights.

RECORD DATE.................................     We mailed this prospectus and the related offer documents to the registered holders of the original notes on January 14, 2004.
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                                      -4-
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EXPIRATION DATE.............................     The exchange offer will expire at 5:00 p.m., New York City time, on February 13, 2004, unless we decide to extend the expiration date; provided, however, that the latest time and date to which the exchange offer may be extended is at 5:00 p.m., New York City time, on March 1, 2004.

CONDITIONS TO THE EXCHANGE OFFER............     The exchange offer is subject to customary conditions, including that the exchange offer not violate applicable law or any
                                                 applicable interpretation of the staff of the SEC. This exchange offer is not conditioned upon any minimum principal amount of the original notes being tendered.

PROCEDURES FOR TENDERING NOTES..............     If you wish to tender your original notes for exchange notes, you must:

                                                          -        complete and sign the enclosed letter of
                                                                   transmittal by following the related
                                                                   instructions; and

                                                          -        send the letter of transmittal, as directed in
                                                                   the instructions, together with any other
                                                                   required documents, to the exchange agent
                                                                   either (1) with the original notes to be
                                                                   tendered, or (2) in compliance with the
                                                                   specified procedures for guaranteed delivery of
                                                                   the original notes.

                                                 Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

                                                 Please do not send your letter of transmittal or certificates representing your original notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See "The Exchange Offer--Exchange Agent."

IF YOU FAIL TO EXCHANGE YOUR
ORIGINAL NOTES..............................     If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the original notes and indenture governing those notes. In general, you may not offer or sell your original notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.
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                                      -5-
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
RESALE OF THE EXCHANGE NOTES................     Except as provided below, we believe that the exchange notes may be offered for resale, resold, and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

                                                           -        the exchange notes are being acquired in the
                                                                    ordinary course of business;

                                                           -        you are not participating, do not intend to
                                                                    participate, and have no arrangement or
                                                                    understanding with any person to participate in
                                                                    the distribution of the exchange notes issued
                                                                    to you in the exchange offer;

                                                           -        you are not an affiliate of ours;

                                                           -        you are not a broker-dealer tendering original
                                                                    notes acquired directly from us for your
                                                                    account; and

                                                           -        you are not prohibited by law or any policy of
                                                                    the SEC from participating in the exchange
                                                                    offer.

                                                 Our belief is based on interpretations by the Staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The Staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the
                                                 Staff would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied (or if our belief is not accurate) and you transfer any exchange notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities
                                                 Act. We will not assume, nor will we indemnify you against, any such liability.

                                                 Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.
                                                 See "Plan of Distribution."

SPECIAL PROCEDURES FOR BENEFICIAL
OWNERS......................................     If your original notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, we urge you to contact that person promptly if you wish to tender your original notes pursuant to this exchange offer. See "The Exchange
                                                 Offer--Procedures for Tendering."
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                                      -6-
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WITHDRAWAL RIGHTS...........................     You may withdraw the tender of your original notes at any time before the expiration date of the exchange offer by delivering a written notice of your withdrawal to the exchange agent. You must follow the withdrawal procedures as described under the heading
                                                 "The Exchange Offer--Withdrawal of Tenders."

EXCHANGE AGENT..............................     Fifth Third Bank is serving as exchange agent for the exchange offer.

FEDERAL INCOME TAX CONSIDERATIONS...........     The exchange of the original notes for the exchange notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See "Certain United States Federal Tax
                                                 Considerations"

USE OF PROCEEDS.............................     We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

                               THE EXCHANGE NOTES

         The form and terms of the exchange notes are the same as the form and terms of the original notes for which they are being exchanged, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and liquidated damage provisions contained in the original notes. The exchange notes represent the same debt as the original notes for which they are being exchanged. Both the original notes and the exchange notes are governed by the same indenture. We use the term "notes" in this prospectus to collectively refer to the original notes and the exchange notes.

ISSUER......................................     State Auto Financial Corporation

NOTES OFFERED...............................     $100,000,000 aggregate principal amount of 6 1/4% Senior Notes due
                                                 2013.

MATURITY....................................     November 15, 2013.

INTEREST PAYMENT DATES......................     May 15 and November 15 of each year, beginning on May 15, 2004.

RANKING.....................................     The exchange notes will be our unsecured senior obligations and will rank equally with our existing and future senior indebtedness and senior to our existing and future subordinated indebtedness.
                                                 The exchange notes will not be guaranteed by any of our
                                                 subsidiaries and therefore will be effectively subordinated to the indebtedness and liabilities of our subsidiaries. The exchange notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that debt. We currently have no secured indebtedness.

OPTIONAL REDEMPTION.........................     We may redeem some or all of the exchange notes at any time at a price equal to the greater of 100% of the principal amount of the notes or a "make-whole" amount, plus, in each case, any accrued interest to the date of redemption. The "make-whole" amount will be based on U.S. Treasury rates as specified in this offering memorandum under "Description of the Notes--Optional
                                                 Redemption."

CERTAIN COVENANTS...........................     The indenture under which the exchange notes will be issued contains covenants that, among other things, limit our ability and that of certain of our subsidiaries to:

                                                           -        issue indebtedness secured by the capital stock
                                                                    of certain of our subsidiaries; and

                                                           -        sell the capital stock of certain of our
                                                                    subsidiaries

                                                 The indenture also contains covenants that:

                                                           -        require us to take certain actions in the event
                                                                    we engage in mergers, consolidations, or sales
                                                                    of all or substantially all of our assets; and

                                                           -        prohibit us from engaging in such a transaction
                                                                    if we are in default under the indenture.

ABSENCE OF AN ESTABLISHED
MARKET FOR THE NOTES........................     The exchange notes are new issues of securities, and currently there is no market for them. The initial purchasers of the original notes have advised us that they intend to make a market for the exchange notes but they are not obligated to do so. The initial purchasers may discontinue any market making in the exchange notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes.

  For additional information regarding the exchange notes, see "Description of
                               Notes" on page 42.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

         The following table sets forth summary consolidated financial data and should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference into this prospectus from our annual report on Form 10-K for the year ended December 31, 2002, and our quarterly report on Form 10-Q for the quarter ended September 30, 2003. The operating results for the nine months ended September 30, 2003, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003.

                                                                                                              AS OF AND FOR THE
                                                                                                              NINE MONTHS ENDED
                                                  AS OF AND FOR THE YEARS ENDED DECEMBER 31,                     SEPTEMBER 30,
                                   --------------------------------------------------------------------   --------------------------
                                       1998          1999          2000          2001           2002          2002           2003
                                   -----------   -----------   -----------   -----------    -----------   -----------    -----------
                                                        (DOLLARS IN THOUSANDS)                                   (UNAUDITED)
STATEMENTS OF INCOME DATA:
Earned premiums ................   $   356,210   $   392,058   $   397,967   $   555,207    $   896,595   $   664,238    $   720,124
Net investment income ..........        32,506        34,262        38,915        47,375         59,691        44,214         47,587
Net realized gains on
  investments ..................         2,925         2,555         5,255         1,962          5,909           854          9,568
Other income ...................        10,418        11,996        20,637        18,728          5,284         3,838          4,342
                                   -----------   -----------   -----------   -----------    -----------   -----------    -----------
 Total revenues ................       402,059       440,871       462,774       623,272        967,479       713,144        781,621
                                   -----------   -----------   -----------   -----------    -----------   -----------    -----------
Losses and loss expenses .......       242,294       264,628       272,167       427,074        653,474       493,749        503,342
Acquisition and operating
  expenses .....................       104,224       111,772       119,569       167,207        264,348       195,209        209,074
Interest expense ...............            --           955         2,730         2,275          2,333         1,621          2,320
Other expense, net .............         5,936         6,531         6,864         8,740          9,534         6,887          8,608
                                   -----------   -----------   -----------   -----------    -----------   -----------    -----------
 Total expenses ................       352,454       383,886       401,330       605,296        929,689       697,466        723,344
                                   -----------   -----------   -----------   -----------    -----------   -----------    -----------
Income before federal
  income taxes .................        49,605        56,985        61,444        17,976         37,790        15,678         58,277
Income taxes ...................        12,108        14,169        13,730        (2,639)           795        (1,986)        13,332
                                   -----------   -----------   -----------   -----------    -----------   -----------    -----------
Net income .....................   $    37,497   $    42,816   $    47,714   $    20,615    $    36,995   $    17,664    $    44,945
                                   ===========   ===========   ===========   ===========    ===========   ===========    ===========

GAAP RATIOS:
Loss and LAE ratio (1) .........          68.0          67.5          68.4          76.9           72.9          74.3           69.9
Expense ratio (2) ..............          29.3          28.5          30.0          30.1           29.5          29.4           29.0
                                   -----------   -----------   -----------   -----------    -----------   -----------    -----------
  Combined ratio ...............          97.3          96.0          98.4         107.0          102.4         103.7           98.9
                                   ===========   ===========   ===========   ===========    ===========   ===========    ===========

BALANCE SHEET DATA (AT
  PERIOD END):
Total investments ..............   $   579,966   $   627,305   $   750,870   $ 1,138,656    $ 1,272,316   $ 1,271,072    $ 1,470,907
Total assets ...................       717,520       759,945       898,106     1,367,496      1,592,995     1,560,107      1,745,525
Losses and loss expense
  payable ......................       217,450       232,489       244,583       523,860        600,958       589,776        645,457
Total debt .....................            --        45,500        45,500        45,500         75,500        60,500         90,964
Total stockholders' equity .....       340,824       317,687       386,059       400,193        463,769       452,098        515,946
Ratio of earnings to fixed
  charges (3) ..................         43.8x         24.3x         16.5x          5.5x           9.0x          6.0x          15.9x

---------------------

(1)  Ratio of losses and loss adjustment expenses to earned premiums.

(2)  Ratio of acquisition and operating expenses to earned premiums.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes and cumulative effect of change in accounting principles, plus fixed charges net of capitalized interest. Fixed charges include interest expense (including interest on deposit contracts), amortization of deferred debt expense and the proportion deemed representative of the interest factor of rent expense.

                                  RISK FACTORS

         Prospective participants in the exchange offer should carefully consider all of the information contained in and incorporated by reference into this prospectus, including the risks and uncertainties described below. The risk factors set forth below (with the exception of the Risk Factors associated with the exchange offer) are generally applicable to the original notes as well as the exchange notes.

RISK FACTORS ASSOCIATED WITH THE EXCHANGE OFFER

         IF YOU FAIL TO FOLLOW THE EXCHANGE OFFER PROCEDURES, YOUR NOTES WILL NOT BE ACCEPTED FOR EXCHANGE.

         We will not accept your notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after timely receipt of your original notes, properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your notes, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

         IF YOU FAIL TO EXCHANGE YOUR ORIGINAL NOTES FOR EXCHANGE NOTES, THEY WILL CONTINUE TO BE SUBJECT TO THE EXISTING TRANSFER RESTRICTIONS AND YOU MAY NOT BE ABLE TO SELL THEM.

         We did not register the original notes, nor do we intend to do so following the exchange offer. Original notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. As a result, if you hold original notes after the exchange offer, you may not be able to sell them. To the extent any original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

         BECAUSE THERE IS NO PUBLIC MARKET FOR THE EXCHANGE NOTES, YOU MAY NOT BE ABLE TO RESELL THEM.

         The exchange notes will be registered under the Securities Act but will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any trading market that may develop, the ability of holders to sell their exchange notes, or the price at which the holders will be able to sell their exchange notes.

         We understand that certain of the initial purchasers of the original notes presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active market will exist for the exchange notes or that any trading market that does develop will be liquid.

RISK FACTORS RELATED TO INVESTMENT IN THE EXCHANGE NOTES

         THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO ALL INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES.

         As a holding company, we conduct substantially all of our operations through our subsidiaries. None of our subsidiaries will guarantee the notes or otherwise have any obligations to make payments in respect of the notes, which will be our direct, unsecured obligations. As a result, claims of holders of the notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including the losses and loss expenses of our insurance subsidiaries. In the event of any bankruptcy, liquidation, dissolution, or similar proceeding involving one of our subsidiaries, any of our rights or the rights of the holders of the notes to participate in the assets of that subsidiary will be effectively subordinated to the claims of creditors of that subsidiary (including any policyholders, trade creditors, debt holders, secured creditors, taxing authorities, and guarantee holders), and following payment by that subsidiary of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. In addition, if we caused a subsidiary to pay a dividend to enable us to make payments in respect of the notes and such a transfer were deemed a fraudulent transfer or an unlawful distribution, the holders of the notes could be required to return the payment to (or for the benefit of) the creditors of our subsidiaries. As of September 30, 2003, after giving pro forma effect to the issuance of the notes and the application of the net proceeds therefrom, our subsidiaries would have had no indebtedness for borrowed money and approximately $1.2 billion in the aggregate of other liabilities, all of which are effectively senior to the notes offered hereby.

         IF WE BECOME INSOLVENT, HOLDERS OF SECURED DEBT WOULD BE PAID FIRST AND WOULD RECEIVE PAYMENTS FROM OUR ASSETS USED AS SECURITY BEFORE YOU WOULD RECEIVE PAYMENTS.

         The notes will not be secured by any of our assets or the assets of our subsidiaries. Although we currently have no secured indebtedness, the indenture governing the notes will generally permit us to incur future secured indebtedness. If we were to become insolvent, holders of any future secured indebtedness would be paid first and would receive payments from our assets used as security before you would receive any payments. You may therefore not be fully repaid if we become insolvent.

         THE INABILITY OF OUR SUBSIDIARIES TO PAY US DIVIDENDS COULD ADVERSELY AFFECT OUR ABILITY TO PAY INTEREST AND PRINCIPAL ON THE NOTES.

         Our subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividends or make any other distribution to us or to otherwise pay amounts due or to make specific funds available for such payments with respect to the notes. As a holding company, our ability to pay our obligations, including interest and principal on the notes, will depend primarily upon our receipt of dividends from our subsidiaries. Our insurance subsidiaries are restricted by the insurance laws of their respective states of domicile as to the amount of dividends they may pay to us without the prior approval of their respective regulatory authorities. Under these current laws, a total of $35.3 million is available for payment to us as dividends from our insurance subsidiaries during 2003 without prior regulatory approval. If any of our subsidiaries are limited in their ability to pay dividends to us in the future, this could impair our ability to pay interest and principal due on the notes.

RISK FACTORS RELATED TO OUR COMPANY

         IF OUR ESTIMATED LIABILITY FOR LOSSES AND LOSS EXPENSES IS INCORRECT, OUR RESERVES MAY BE INADEQUATE TO COVER OUR ULTIMATE LIABILITY FOR LOSSES AND LOSS EXPENSES AND MAY HAVE TO BE INCREASED.

         We establish and carry, as a liability, reserves based on actuarial estimates of how much we will need to pay for future claims. We maintain loss reserves to cover our estimated ultimate unpaid liability for losses and loss expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability, and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, trends in loss costs, economic inflation, legal trends, and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be a significant reporting lag between the occurrence of an insured event and the time it is actually reported to the insurer. We refine reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. We record adjustments to reserves in the results of operations for the periods in which the estimates are changed. In establishing reserves, we take into account estimated recoveries for reinsurance, salvage, and subrogation.

         Because establishing reserves is an inherently uncertain process involving estimates, currently established reserves may not be adequate. If we conclude that estimates are incorrect and our reserves are inadequate, we are obligated to increase our reserves. An increase in reserves results in an increase in losses and a reduction in our net income for the period in which the deficiency in reserves is identified. Accordingly, an increase in reserves could have a material adverse effect on our results of operations, liquidity, and financial condition and our ability to pay the notes. At September 30, 2003, for every 1% change in our reserves, our pre-tax income would be affected by approximately $6.3 million.

         ACQUISITIONS SUBJECT US TO A NUMBER OF FINANCIAL AND OPERATIONAL RISKS.

         During the past several years, we and State Auto Mutual have acquired other insurance companies, such as Meridian, Milbank Insurance Company, Farmers Casualty Insurance Company, and Midwest Security Insurance Company (now known as State Auto Insurance Company of Wisconsin), and it is anticipated that we and State Auto Mutual may continue to pursue acquisitions of other insurance companies in the future. Acquisitions involve numerous risks and uncertainties, such as:

         - obtaining necessary regulatory approvals of the acquisition may prove to be more difficult than anticipated;

         - integrating the acquired business may prove to be more costly than anticipated;

         - integrating the acquired business without material disruption to existing operations may prove to be more difficult than anticipated;

         - anticipated cost savings may not be fully realized (or not realized within the anticipated time frame);

         - loss results of the company acquired may be worse than expected; and

         - retaining key employees of the acquired business may prove to be more difficult than anticipated.

         In addition, other companies in the insurance industry have similar acquisition strategies. Competition for acquisitions may intensify or we may not be able to complete such acquisitions on terms and conditions acceptable to us. Additionally, the costs of unsuccessful acquisition efforts may adversely affect our financial performance.

         A DOWNGRADE IN OUR FINANCIAL STRENGTH RATINGS MAY NEGATIVELY AFFECT OUR BUSINESS.

         Insurance companies are subject to financial strength ratings produced by external rating agencies. Higher ratings generally indicate financial stability and a strong ability to pay claims. Ratings are assigned by rating agencies to insurers based upon factors that they believe are relevant to policyholders. Ratings are important to maintaining public confidence in our company and in our ability to market our products. A downgrade in our financial strength ratings could, among other things, negatively affect our ability to sell certain insurance products, our relationships with agents, new sales, and our ability to compete.

         Although other agencies cover the property and casualty industry, we believe our ability to write business is most influenced by our rating from A.M. Best. According to A.M. Best, its ratings are designed to assess an insurer's financial strength and ability to meet ongoing obligations to policyholders. Our insurance subsidiaries currently have a rating from A.M. Best Company of A+ (Superior) (the second highest of A.M. Best's 15 ratings), other than Mid-Plains, which has a rating of A- (Excellent) (the fourth highest of A.M. Best's 15 ratings). We may not be able to maintain our current A.M. Best ratings.

         ELIMINATION OR SIGNIFICANT RESTRICTION OF THE USE OF CREDIT-SCORING IN THE PRICING AND UNDERWRITING OF PERSONAL LINES PRODUCTS COULD REDUCE OUR FUTURE PROFITABILITY.

         Our personal lines business uses insurance-scoring as a factor in making risk selection and pricing decisions. Where allowed by state law, an individual's credit score is one of the criteria used to develop an insurance score. Recently, some consumer groups and regulators have questioned whether the use of credit-scoring unfairly discriminates against people with low incomes, minority groups, and the elderly, and are calling for the prohibition of or restrictions on the use of credit-scoring in underwriting and pricing. Some states have enacted, and a number of state legislatures and insurance regulatory agencies are currently considering, laws or regulations that would significantly curtail the use of credit-scoring in the underwriting process. The enactment of such laws or regulations in a large number of states could reduce our future profitability.

         OUR INVESTMENT PORTFOLIO MAY SUFFER REDUCED RETURNS OR LOSSES THAT COULD REDUCE OUR PROFITABILITY.

         Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could impair our profitability, financial condition, and/or cash flows. Net investment income and net realized investment gains accounted for 6.8% of our consolidated revenues for the year ended December 31, 2002, and 7.3% of our consolidated revenues for the nine months ended September 30, 2003.

         Fixed income and short-term investments comprised 95.9% of the market value of our investment portfolio at December 31, 2002, and 92.7% at September 30, 2003. Fluctuations in interest rates affect our returns on, and the market value of, these fixed income and short-term investments. In addition, defaults by third parties in the payment or performance of their obligations, primarily from our investments in corporate and municipal bonds, could reduce our investment income and realized investment gains or result in investment losses.

         Equity investments comprised 3.9% of the market value of our investment portfolio at December 31, 2002, and 6.7% at September 30, 2003. Equity investments generally provide higher expected total returns, but are subject to greater volatility and present greater risk than our fixed income investments. General economic conditions, stock market conditions, and many other factors beyond our control can adversely affect the value of our equity investments and our ability to control the timing of the realization of investment income. When a security in our investment portfolio has a decline in fair value that is other than temporary, we adjust the cost basis of the security to fair value, which would reduce earnings as a realized loss. This charge to earnings is not changed for subsequent recoveries in fair value.

         OUR INDEPENDENT AGENTS SELL INSURANCE PRODUCTS OF OUR COMPETITORS, AND IF WE ARE UNABLE TO ATTRACT AND RETAIN THE BEST AGENTS OR PERSUADE THEM TO DEVOTE SUFFICIENT ATTENTION TO OUR PRODUCTS, OUR SALES AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

         We market and sell our insurance products through independent, non-exclusive insurance agents, whereas some of our competitors sell their insurance products through insurance agents who sell products exclusively for one insurance company. If we are unsuccessful in attracting and retaining productive agents to sell our insurance products, our sales and results of operations could be adversely affected. The agents through which we market and sell our products also sell our competitors' products. These agents may recommend our competitors' products over our products or may stop selling our products altogether. Additionally, we compete with our competitors for productive agents, primarily on the basis of our financial position, support services and compensation and product features. Although we make efforts to ensure that we have strong relationships with our independent agents and to persuade them to promote and sell our products, we may not be successful in these efforts.

         STATE AUTO MUTUAL OWNS A SIGNIFICANT INTEREST IN US AND MAY EXERCISE ITS CONTROL IN A MANNER DETRIMENTAL TO YOUR INTERESTS.

         State Auto Mutual currently controls approximately 67% of the voting power of our company. Therefore, State Auto Mutual has the power to direct our affairs and is able to determine the outcome of substantially all matters required to be submitted to shareholders for approval, including the election of all our directors. State Auto Mutual could exercise its control over us in a manner detrimental to your interests.

RISK FACTORS RELATED TO OUR INDUSTRY

         DEVELOPING CLAIM AND COVERAGE ISSUES IN OUR INDUSTRY ARE UNCERTAIN AND MAY ADVERSELY AFFECT OUR INSURANCE OPERATIONS.

         As industry practices and legislative, judicial, and regulatory conditions change, unexpected and unintended issues related to claims and coverage may develop. These issues could have an adverse effect on our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. The premiums we charge for our insurance products are based upon certain risk expectations. When the legislative, judicial, or regulatory authorities expand the burden of risk beyond our expectations, the premiums we previously charged or collected may no longer be sufficient to cover the risk, and we do not have the ability to retroactively modify premium amounts. Recent examples of these claims and coverage issues include:

         - changes in interpretation of the named insured provision with respect to the uninsured/underinsured motorist coverage in commercial auto policies that broaden the definition of the named insured;

         - a growing trend of plaintiffs targeting property and casualty insurers, including us, in purported class action litigation relating to claim-handling and other practices, particularly with respect to the handling of personal lines auto and homeowners claims; and

         - increases in the number and size of water damage claims related to expenses for testing and remediation of mold conditions.

         Many of these issues are beyond our control. The effects of these and other unforeseen claims and coverage issues are extremely hard to predict and could materially harm our business and results of operations.

         THE OCCURRENCE OF CATASTROPHIC EVENTS COULD MATERIALLY REDUCE OUR PROFITABILITY.

         Our insurance operations expose us to claims arising out of catastrophic events. We have experienced, and will in the future experience, catastrophe losses that may cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected. Catastrophes can be caused by various natural events, including hurricanes, hailstorms, windstorms, earthquakes, explosions, severe winter weather, and fires, none of which are within our control. Catastrophe losses can vary widely and could significantly exceed our recent historic results. The frequency and severity of catastrophes are inherently unpredictable.

         The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in larger areas, especially those that are heavily populated. Although catastrophes can cause losses in a variety of our property and casualty lines, most of our catastrophe claims in the past have related to homeowners and other personal lines coverages. The geographic distribution of our business subjects us to catastrophe exposure from hailstorms and earthquakes in the Midwest as well as catastrophe exposure from hurricanes in Florida and the Gulf Coast, southern coastal states, and Mid-Atlantic regions. In the last five years, the largest catastrophe to affect our results of operations occurred between May 2 and May 11, 2003, when tornadoes, hailstorms, and windstorms caused damage in 17 of our 26 operating states resulting in approximately $39.2 million in pre-tax losses.

         We believe that increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future. In addition, states have from time to time passed legislation that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas. Although we attempt to reduce the impact on our business of a catastrophe through the purchase of reinsurance covering various categories of catastrophes, reinsurance may prove inadequate if a major catastrophic loss exceeds the reinsurance limit, or an insurance subsidiary pays a number of smaller catastrophic loss claims that, individually, fall below the subsidiary's retention level.

         OUR BUSINESS IS HEAVILY REGULATED, AND CHANGES IN REGULATION MAY REDUCE OUR PROFITABILITY AND LIMIT OUR GROWTH.

         We are subject to extensive regulation in the states in which we conduct business. This regulation is generally designed to protect the interests of policyholders, as opposed to shareholders and other investors, and relates to authorization for lines of business, capital, and surplus requirements; investment limitations; underwriting limitations; transactions with affiliates; dividend limitations; changes in control; premium rates; and a variety of other financial and nonfinancial components of an insurance company's business.

         In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the National Association of Insurance Commissioners, or NAIC, and state insurance regulators are reexamining existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws, and the development of new laws. In addition, Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal incorporation, similar to banks. We cannot predict with certainty the effect any proposed or future legislation or NAIC initiatives may have on the conduct of our business. In addition, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in materially higher costs than current requirements. Although the federal government does not directly regulate the insurance business, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation, and federal taxation, can significantly harm the insurance industry and us.

         REINSURANCE MAY NOT BE AVAILABLE OR ADEQUATE TO PROTECT US AGAINST LOSSES.

         We use reinsurance to help manage our exposure to insurance risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Although the reinsurer is liable to us to the extent of the ceded reinsurance, we remain liable as the direct insurer on all risks reinsured. As a result, ceded reinsurance arrangements do not eliminate our obligation to pay claims. We are subject to credit risk with respect to our ability to recover amounts due from reinsurers. Reinsurance may not be adequate to protect us against losses and may not be available to us in the future at commercially reasonable rates. In addition, the magnitude of losses in the reinsurance industry resulting from catastrophes may adversely affect the financial strength of certain reinsurers, which may result in our inability to collect or recover reinsurance. Reinsurers also may reserve their right to dispute coverage with respect to specific claims. With respect to catastrophic or other loss, if we experience difficulty collecting from reinsurers or obtaining additional reinsurance in the future, we will bear a greater portion of the total financial responsibility for such loss, which could materially reduce our profitability or harm our financial condition.

         Many reinsurers experienced significant losses related to the terrorist acts of September 11, 2001, and future terrorist acts may have similar effects. As a result, we may incur significantly higher reinsurance costs and more restrictive terms and conditions, or may be unable to attain reinsurance for some types of commercial exposures.

         TERRORIST ATTACKS, AND THE THREAT OF TERRORIST ATTACKS, AND ENSUING EVENTS COULD HAVE AN ADVERSE EFFECT ON US.

         Terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause loss of life, property damage, additional disruptions to commerce, and reduced economic activity. Actual terrorist attacks could cause losses from insurance claims related to the property and casualty insurance operations of the State Auto Group, as well as a decrease in our shareholders' equity, net income, and/or revenue. The Terrorism Risk Insurance Act of 2002, or Terrorism Act, requires the federal government and the insurance industry to share in insured losses up to $100 billion per year resulting from certain future terrorist attacks within the United States. Under the Terrorism Act, we must offer our commercial policyholders coverage against certified acts of terrorism. In addition to certified acts of terrorism, we intend, subject to the approval of the state regulators, to cover only such acts of terrorism that are not certified acts under the Terrorism Act and that do not arise out of nuclear, biological, or chemical agents.

         In addition, some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions, and heightened security measures. We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

         OUR INDUSTRY IS HIGHLY COMPETITIVE, WHICH COULD ADVERSELY AFFECT OUR SALES AND PROFITABILITY.

         The property and casualty insurance business is highly competitive, and we compete with a large number of other insurers. Many of our competitors have well-established national reputations, and substantially greater financial, technical, and operating resources and market share than us. We may not be able to effectively compete, which could adversely affect our sales or profitability. We believe that competition in our lines of business is based on price, service, commission structure, product features, financial strength ratings, reputation, and name or brand recognition. Our competitors sell through various distribution channels, including independent agents, captive agents, and directly to the consumer. We compete not only for business and individual customers, employer, and other group customers but also for independent agents to market and sell our products. Some of our competitors offer a broader array of products, have more competitive pricing, or have higher claims paying ability ratings. In addition, other financial institutions are now able to offer services similar to our own as a result of the Gramm-Leach-Bliley Act, which was adopted in November 1999.

         THE PROPERTY AND CASUALTY INSURANCE INDUSTRY IS HIGHLY CYCLICAL, WHICH MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

         The property and casualty insurance industry, particularly commercial lines businesses, has been historically characterized by periods of intense price competition due to excess underwriting capacity, as well as periods of shortages of underwriting capacity that allow for attractive premiums. The periods of intense price competition may adversely affect our operating results, and the overall cyclicality of the industry may cause fluctuations in our operating results. In response to periods of intense price competition, our strategy with respect to our commercial lines business has been to adjust prices to allow for acceptable profit levels and to decline coverage in situations where pricing or risk would not result in acceptable returns. Accordingly, our commercial lines business tends to contract during periods of severe competition and price declines and expand when market pricing allows an acceptable return.

         The personal lines businesses are characterized by an auto underwriting cycle of loss cost trends. Driving patterns, inflation in the cost of auto repairs and medical care, and increasing litigation of liability claims are some of the more important factors that affect loss cost trends. Inflation in the cost of building materials and labor costs and demand caused by weather-related catastrophic events affect personal lines homeowners loss cost trends. We and other personal lines insurers are generally unable to increase premiums unless permitted by changes in insurance laws and regulations, typically after the costs associated with the coverage have increased. Accordingly profit margins generally decline in a period of increasing loss costs.

                                 USE OF PROCEEDS

         The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the original notes. We will not receive any cash proceeds from the issuance of the exchange notes. The original notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

         We received net proceeds from the private offering of the original notes, after deducting initial purchaser discounts and our expenses, of approximately $98.3 million. To date, we have used these proceeds as follows:
(1) $15.0 million was used to repay a term loan from a bank; (2) $15.0 million was contributed to Milbank, one of our insurance subsidiaries, and then used by Milbank to repay a surplus contribution note to Meridian Security, one of State Auto Mutual's insurance subsidiaries; and (3) $39.0 million was contributed to State Auto P&C and $15.0 million was contributed to State Auto National Insurance Company to support the growth of their insurance operations. The remaining proceeds are available for general corporate purposes.

                                 CAPITALIZATION

         The following table sets forth our unaudited historical capitalization as of September 30, 2003, and our unaudited capitalization on an as adjusted basis as of such date after giving pro forma effect to the issuance of the notes and the application of the net proceeds therefrom. You should read this table in conjunction with the consolidated financial statements and the notes thereto contained in our quarterly report on Form 10-Q for the quarter ended September 30, 2003, which is incorporated by reference into this prospectus, and other financial data included elsewhere in this prospectus.

                                                               AS OF SEPTEMBER 30, 2003
                                                               ------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                               ---------     ---------
                                                                   (IN MILLIONS)
Debt:
  Junior subordinated debt securities...................       $   15.5      $   15.5
  Senior notes offered hereby...........................             --         100.0
  Notes payable, bank...................................           15.0            --
  Notes payable, affiliates.............................           60.5          45.5
                                                               --------      --------
   Total debt...........................................           91.0         161.0
                                                               --------      --------
Stockholders' equity:
  Class A preferred stock, no par value; none issued....             --            --
  Class B preferred stock, no par value; none issued....             --            --
  Common stock, no par value............................          109.8         109.8
  Less treasury shares..................................          (55.5)        (55.5)
  Additional paid-in capital............................           53.8          53.8
  Accumulated other comprehensive income................           48.0          48.0
  Retained earnings.....................................          359.8         359.8
                                                               --------      --------
   Total stockholders' equity...........................          515.9         515.9
                                                               --------      --------
     Total capitalization...............................       $  606.9      $  676.9
                                                               ========      ========

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

         In the following table, we have provided the selected historical consolidated financial data for each of the five years in the period ended December 31, 2002, which are derived from our audited consolidated financial statements. The following table also sets forth the selected consolidated financial data for the nine-month periods ended September 30, 2002 and 2003, which are derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. The operating results for the nine months ended September, 2003, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. You should read the consolidated financial data below in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference into this prospectus from out our annual report on Form 10-K for the year ended December 31, 2002, and our quarterly report Form 10-Q for the quarter ended September 30, 2003.

                                                                                                              AS OF AND FOR THE
                                                                                                              NINE MONTHS ENDED
                                                   AS OF AND FOR THE YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                        ----------------------------------------------------------------  -------------------------
                                            1998         1999         2000         2001          2002          2002         2003
                                        -----------  -----------  -----------  ------------  -----------  ------------  -----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                    (UNAUDITED)
STATEMENTS OF INCOME DATA:
Earned premiums .....................   $   356,210  $   392,058  $   397,967  $   555,207   $   896,595  $   664,238   $   720,124
Net investment income ...............        32,506       34,262       38,915       47,375        59,691       44,214        47,587
Net realized gains on investments....         2,925        2,555        5,255        1,962         5,909          854         9,568
Other income ........................        10,418       11,996       20,637       18,728         5,284        3,838         4,342
                                        -----------  -----------  -----------  -----------   -----------  -----------   -----------
 Total revenues .....................       402,059      440,871      462,774      623,272       967,479      713,144       781,621
                                        -----------  -----------  -----------  -----------   -----------  -----------   -----------
Losses and loss expenses ............       242,294      264,628      272,167      427,074       653,474      493,749       503,342
Acquisition and operating
  expenses ..........................       104,224      111,772      119,569      167,207       264,348      195,209       209,074
Interest expense ....................            --          955        2,730        2,275         2,333        1,621         2,320
Other expense, net ..................         5,936        6,531        6,864        8,740         9,534        6,887         8,608
                                        -----------  -----------  -----------  -----------   -----------  -----------   -----------
 Total expenses .....................       352,454      383,886      401,330      605,296       929,689      697,466       723,344
                                        -----------  -----------  -----------  -----------   -----------  -----------   -----------
Income before federal income
  taxes .............................        49,605       56,985       61,444       17,976        37,790       15,678        58,277
Income taxes ........................        12,108       14,169       13,730       (2,639)          795       (1,986)       13,332
                                        -----------  -----------  -----------  -----------   -----------  -----------   -----------
   Net income .......................   $    37,497  $    42,816  $    47,714  $    20,615   $    36,995  $    17,664   $    44,945
                                        ===========  ===========  ===========  ===========   ===========  ===========   ===========

EARNINGS PER COMMON SHARE:
Basic ...............................   $      0.89  $      1.05  $      1.24  $      0.53   $      0.95  $      0.45   $      1.15
                                        -----------  -----------  -----------  -----------   -----------  -----------   -----------
Diluted .............................   $      0.87  $      1.03  $      1.21  $      0.52   $      0.93  $      0.44   $      1.12
                                        -----------  -----------  -----------  -----------   -----------  -----------   -----------
Dividends per common share ..........   $      0.10  $      0.11  $      0.12  $      0.13   $      0.14  $      0.10   $      0.11
                                        ===========  ===========  ===========  ===========   ===========  ===========   ===========

GAAP RATIOS:
Loss and LAE ratio (1) ..............          68.0         67.5         68.4         76.9          72.9         74.3          69.9
Expense ratio (2) ...................          29.3         28.5         30.0         30.1          29.5         29.4          29.0
                                        -----------  -----------  -----------  -----------   -----------  -----------   -----------
  Combined ratio ....................          97.3         96.0         98.4        107.0         102.4        103.7          98.9
                                        ===========  ===========  ===========  ===========   ===========  ===========   ===========

BALANCE SHEET DATA (AT PERIOD
  END):
Total investments ...................   $   579,966  $   627,305  $   750,870  $ 1,138,656   $ 1,272,316  $ 1,271,072   $ 1,470,907
Total assets ........................       717,520      759,945      898,106    1,367,496     1,592,995    1,560,107     1,745,525
Losses and loss expense payable .....       217,450      232,489      244,583      523,860       600,958      589,776       645,457
Total debt ..........................            --       45,500       45,500       45,500        75,500       60,500        90,964
Total stockholders' equity ..........       340,824      317,687      386,059      400,193       463,769      452,098       515,946
Ratio of earnings to fixed
  charges (3) .......................         43.8x        24.3x        16.5x         5.5x          9.0x         6.0x         15.9x

---------------------
(1)      Ratio of losses and loss adjustment expenses to earned premiums.

(2)      Ratio of acquisition and operating expenses to earned premiums.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes and cumulative effect of change in accounting principles, plus fixed charges net of capitalized interest. Fixed charges include interest expense (including interest on deposit contracts), amortization of deferred debt expense and the proportion deemed representative of the interest factor of rent expense.

                                    BUSINESS

         You should read the information in the section entitled "Item 1. Business" in our annual report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference into this prospectus, for more detailed information.

GENERAL

         State Auto Financial Corporation is a regional insurance holding company headquartered in Columbus, Ohio. Through our six insurance subsidiaries, we provide personal and commercial insurance for the standard insurance market and automobile insurance for the nonstandard insurance market. Our principal lines of business include standard personal and commercial automobile, nonstandard personal automobile, homeowners, commercial multi-peril, fire, general liability, and workers' compensation insurance. We market our insurance products through more than 22,000 independent agents associated with more than 3,400 agencies in 26 states. Our products are marketed primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states. We are affiliated with State Auto Mutual Insurance Company, which owns approximately 67% of our outstanding common shares.

         Our insurance subsidiaries consist of State Auto Property and Casualty Insurance Company, Milbank Insurance Company, Farmers Casualty Insurance Company, State Auto Insurance Company of Ohio, State Auto National Insurance Company, and Mid-Plains Insurance Company. We also have three non-insurance subsidiaries that support our insurance operations. An insurance pooling arrangement, which we refer to as the "State Auto Pool," exists between various insurers in the State Auto Group by which premiums, losses, and underwriting expenses are shared among the pool participants. We receive 80% in the aggregate of this underwriting pool, while State Auto Mutual and certain of its subsidiaries receive 20% in the aggregate.

         With a commitment to sound underwriting practices, responsible cost-based pricing and conservative investments, we have maintained a healthy financial record since we began operations in 1991. Our average annual statutory combined ratio of 100.5% and return on GAAP equity of 11.8% compare favorably with the property and casualty insurance industry average annual statutory combined ratio of 108.4% and return on GAAP equity of 6.8% computed from 1991 through 2002. Through September 30, 2003, our GAAP revenue, assets, and equity have grown at a compound annual growth rate of 19.9%, 19.5%, and 15.2%, respectively, since we began operations in 1991. Combined with our focus on providing outstanding customer service to policyholders and agents, we believe we have earned the reputation as one of the strongest and best managed regional insurance groups in the industry. The State Auto Pool consistently has received A.M. Best Company's A+ (Superior) rating.

HISTORY AND CORPORATE STRUCTURE

         State Auto Mutual was founded in 1921. STFC was formed in 1990 as a wholly owned subsidiary of State Auto Mutual and began operations in 1991 following the completion of its initial public offering. The following chart shows our current corporate structure, along with that of State Auto Mutual:

                                  [FLOW CHART]

COMPETITIVE ADVANTAGES

         We believe our success has been built, in part, on the following strengths:

         ADHERENCE TO DISCIPLINED UNDERWRITING PRINCIPLES. We adhere to disciplined and consistent underwriting principles. These principles include insistence on selecting and retaining business based on the merits of each account and a dedication to cost-based pricing, where each line of business is priced at a rate anticipated to generate a profit. No line of business, or classification within major lines, subsidizes another line or classification. We believe our adherence to these disciplined underwriting principles is the primary reason that our company has outperformed the property and casualty insurance industry on a statutory combined ratio basis in every year since 1991.

         FAIR AND EFFICIENT CLAIMS SERVICE. We strive to provide prompt and fair claims service. We maintain a claims contact center 24 hours a day, seven days a week, for receipt of claim calls. Claims may also be reported to the policyholder's independent agent or via the Internet. We make a pledge to our policyholders to make contact with them within two hours of reporting a claim to us. Once an automobile repair is made at one of our approved repair facilities, we guarantee that repair for as long as the automobile is owned by our policyholder.

         STRONG INDEPENDENT INSURANCE AGENT NETWORK. We offer our products through more than 22,000 independent insurance agents associated with more than 3,400 agencies in 26 states. We believe the success of our independent insurance agent network, which is our only distribution channel, grows out of our commitment to promote and foster close working relationships with our agents. We seek relationships with agencies where we will be one of their top three insurers, measured on the basis of direct premiums written, for the type of business we desire. Our agents' compensation package includes competitive commission rates and other sales inducements designed to maintain and enhance relationships with existing independent agents as well as to attract new independent agents. We provide our agents with a co-operative advertising program, sales training programs, an agent's stock purchase program, profit-sharing and travel incentives, and agency recognition. We continually monitor our agencies for compatibility with us, taking into account factors such as loss ratio, premium volume, business profiles, and relationship history. This allows us to be proactive in helping the agents to enhance profitability and, thus, maintain the advantages of the State Auto affiliation. Our senior management regularly makes itself available to the agency force to reinforce this partnership commitment. We believe each of these elements creates a relationship that has resulted in our independent insurance agents placing quality insurance business with us.

         RISK MITIGATION STRATEGIES. We deploy specific strategies designed to mitigate our exposure to certain risks. We continually seek to diversify our business on a geographic basis. The number of states we operate in has increased from 17 states in 1991 to 26 states in 2003. The concentration of gross written premiums for our property and casualty operations in our largest state, Ohio, has decreased from 28% for the year ended December 31, 1991, to 18.5% for the year ended December 31, 2002. We avoid writing insurance in states that we believe present difficult legislative, judicial, and/or regulatory environments for the insurance industry, such as California, Massachusetts, New Jersey, New York, Louisiana, and Texas. Our underwriting guidelines are designed to limit exposures for high risk insurance matters such as asbestos, workers' compensation, and environmental claims. Our loss and loss expenses liability at December 31, 2002, relating to asbestos, environmental remediation, product liability, mold, and other highly uncertain exposures was approximately 1% of our net loss and loss expenses liability. Our catastrophe management strategies are designed to mitigate our exposure to earthquakes and hurricanes. We believe these efforts have played a significant role in our underwriting profitability and have been very effective in controlling our catastrophe reinsurance costs.

         CONSERVATIVE INVESTMENT STRATEGY. We have a conservative investment strategy that emphasizes the quality of our fixed income portfolio, which comprised 90.8% of our total portfolio at September 30, 2003, and includes only investment grade securities. We have a disciplined approach to the equity portion of our portfolio, which comprised 6.7% of our total portfolio at September 30, 2003, that emphasizes large capitalization, dividend-paying companies. We select equity investments based on a stock's potential for appreciation as well as ability to continue paying dividends.

         EXPERIENCED SENIOR MANAGEMENT TEAM. Our senior management team has extensive experience with our company and in the insurance industry. This management team has led us through various industry cycles and has managed our growth through both strategic acquisitions and internal expansion, including the 2001 acquisition of the Meridian insurance companies. This experience has proved invaluable in the integration of Meridian's operations into ours and has guided us in the migration of Meridian policies into our policies, pricing, underwriting, and claims philosophies. Twelve of our 15-person senior management team have over 11 years with the State Auto Group (seven have over 20 years), led by Robert H. Moone, our Chairman, President, and Chief Executive Officer, who has over 33 years with the State Auto Group.

PROPERTY AND CASUALTY OPERATIONS

         Through independent agents, our property and casualty businesses provide customers with standard personal and commercial automobile, nonstandard personal automobile, homeowners, commercial multi-peril, fire, general liability, and workers' compensation insurance. Our insurance operations generated 92.7% of our consolidated revenues in 2002, with $896.6 million of net earned premiums. For the nine-month period ended September 30, 2003, our insurance operations generated 92.1% of our consolidated revenues, with net earned premiums of $720.1 million.

         We currently operate in three insurance segments. We have a standard insurance segment, a non-standard insurance segment, and the Meridian standard insurance segment. Our standard insurance segment includes personal and commercial lines of business. Our non-standard insurance segment includes nonstandard automobile insurance. Our Meridian standard insurance segment includes the standard insurance business of the former Meridian Mutual Insurance Company, or Meridian Mutual.

         Our standard insurance segment generated $673.1 million, or 75.1%, of our net earned premiums in 2002, and $580.3 million, or 80.6%, for the nine-month period ended September 30, 2003. Our nonstandard insurance segment generated $73.6 million, or 8.2%, of our net earned premiums in 2002, and $62.7 million, or 8.7%, for the nine-month period ended September 30, 2003. Our Meridian standard insurance segment generated $149.9 million, or 16.7%, of our net earned premiums in 2002, and $77.1 million, or 10.7%, for the nine-month period ended September 30, 2003.

         We sell property and casualty insurance products in 26 states. The following table shows gross written premiums for our property and casualty operations by state for the year ended December 31, 2002.

                                                                % OF
            STATE                            AMOUNT             TOTAL
------------------------------            ------------         ------
                                     (DOLLARS IN THOUSANDS)
Ohio..........................            $    177,231          18.5%
Kentucky......................                 118,154          12.3
Tennessee.....................                  65,124           6.8
Indiana.......................                  63,438           6.6
Minnesota.....................                  56,026           5.8
Pennsylvania..................                  52,215           5.4
South Carolina................                  41,171           4.3
Maryland......................                  34,090           3.6
North Carolina................                  34,037           3.6
Wisconsin.....................                  30,986           3.2
                                          ------------         -----
  Total ten largest states....                 672,472          70.1
All others....................                 287,379          29.9
                                          ------------         -----
  Total.......................            $    959,851           100%
                                          ============         =====

         The following table presents our earned premiums for each product line by segment as well as a percentage of total earned premiums:

                                                                                                  FOR THE NINE MONTHS ENDED
                                                       FOR THE YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                    -------------------------------------   -------------------------------------
                                                      2001        %       2002        %       2002        %       2003        %
                                                    --------   ------   --------   ------   --------   ------   --------   ------
                                                                                (DOLLARS IN MILLIONS)
Automobile -- personal:
 Standard insurance ............................    $  191.6    34.5%   $  281.4    31.4%   $  206.8    31.1%   $  247.9    34.4%
 Nonstandard insurance .........................        41.7     7.5        73.6     8.2        53.2     8.0        62.7     8.7
 Meridian standard insurance ...................        26.2     4.7        56.9     6.4        43.9     6.6        25.7     3.6
Automobile -- commercial:
 Standard insurance ............................        45.8     8.2        74.7     8.3        54.8     8.3        62.7     8.7
 Meridian standard insurance ...................        10.2     1.9        22.3     2.5        17.2     2.6        12.3     1.7
Homeowners and farmowners:
 Standard insurance ............................        77.1    13.9       112.4    12.5        82.6    12.5        97.7    13.6
 Meridian standard insurance ...................         9.5     1.7        21.2     2.4        16.0     2.4        12.5     1.7
Commercial multi-peril:
 Standard insurance ............................        31.2     5.6        50.3     5.6        36.6     5.5        44.8     6.2
 Meridian standard insurance ...................        11.4     2.0        26.0     2.9        19.9     3.0        15.1     2.1
Workers' compensation:
 Standard insurance ............................        15.4     2.8        23.2     2.6        17.4     2.6        18.0     2.5
 Meridian standard insurance ...................         8.7     1.6        16.1     1.8        13.9     2.1         7.3     1.0
Fire and allied lines:
 Standard insurance ............................        36.0     6.5        57.3     6.4        42.0     6.3        48.7     6.8
 Meridian standard insurance ...................         0.5     0.1         1.1     0.1         0.8     0.1         0.7     0.1
Other liability and products liability:
 Standard insurance ............................        21.9     3.9        49.2     5.5        36.0     5.5        40.8     5.7
 Meridian standard insurance ...................         0.5     0.1         1.8     0.2         1.4     0.2         1.1     0.2
Other personal lines and other commercial lines:
 Standard insurance ............................        25.3     4.6        24.6     2.7        18.2     2.7        19.7     2.7
 Meridian standard insurance ...................         2.2     0.4         4.5     0.5         3.5     0.5         2.4     0.3
                                                    --------   -----    --------   -----    --------   -----    --------   -----
Total earned premiums ..........................    $  555.2   100.0%   $  896.6   100.0%   $  664.2   100.0%   $  720.1   100.0%
                                                    ========   =====    ========   =====    ========   =====    ========   =====

         The following table presents our GAAP loss and LAE ratio for each product line by segment:

                                                         FOR THE         FOR THE NINE
                                                       YEARS ENDED       MONTHS ENDED
                                                       DECEMBER 31,      SEPTEMBER 30,
                                                      --------------    --------------
                                                       2001     2002     2002     2003
Automobile -- personal:
  Standard insurance ...........................       62.5     67.5     66.5     63.8
  Nonstandard insurance ........................       92.0     79.0     83.4     76.8
  Meridian standard insurance ..................      122.5     75.1     76.0     70.7
Automobile -- commercial:
  Standard insurance ...........................       75.9     63.5     64.7     58.6
  Meridian standard insurance ..................      153.7     76.5     80.0     56.6
Homeowners and farmowners:
  Standard insurance ...........................       79.5     81.1     85.2     91.0
  Meridian standard insurance ..................      136.3    106.5    128.4     79.9
Commercial multi-peril:
  Standard insurance ...........................       74.4     80.8     83.5     70.5
  Meridian standard insurance ..................      171.6    107.5    104.3    120.7
Workers' compensation:
  Standard insurance ...........................       69.9     84.4     84.7     87.1
  Meridian standard insurance ..................      165.4     82.7     82.2     50.3
Fire and allied lines:
  Standard insurance ...........................       62.8     58.8     61.1     74.4
  Meridian standard insurance ..................       66.9     60.8     89.8     85.9
Other liability and products liability:
  Standard insurance ...........................       54.5     78.8     79.1     58.0
  Meridian standard insurance ..................      214.5     50.0      7.4     82.0
Other personal lines and other commercial lines:
  Standard insurance ...........................       40.7     30.0     30.9     24.7
  Meridian standard insurance ..................       27.1     65.4     33.5     49.1

Total GAAP loss and LAE ratio ..................       76.9     72.9     74.3     69.9

STANDARD INSURANCE SEGMENT AND MERIDIAN STANDARD INSURANCE SEGMENT

         Our Meridian standard insurance segment includes the standard personal and commercial business of the former Meridian Mutual, which was merged into State Auto Mutual in June 2001 and thus became part of the State Auto pool at that time. Our standard insurance segment and the Meridian standard insurance segment include the following personal and commercial insurance products:

         AUTOMOBILE -- PERSONAL INSURANCE. This line provides coverage for liability to others for both bodily injury and property damage and for physical damage to an insured's own vehicle from collision and other hazards. In addition, first-party personal injury protection, frequently referred to as no-fault coverage, may be included as part of this insurance product if required by applicable state law.

         In writing our personal automobile line, we use "insurance-scoring," which utilizes multiple variants to classify risks. Variants used may include age, past claim record, credit record, and other differentiating characteristics. The use of insurance-scoring, along with tighter underwriting standards, has resulted in more accurately matching rate to risk. Our multi-variant underwriting model segments our potential customers into risk groups, with four different pricing tiers. These pricing tiers provide more refined price points and allow us to make insurance available to a broader range of customers. Legislative or regulatory action could cause us to limit or adjust our use of credit-scoring within our multi-variant underwriting process. The use of credit-scoring has been restricted in some states, and is the subject of both legislative and regulatory review in several other states where our property and casualty operations have a concentration of business.

         AUTOMOBILE -- COMMERCIAL INSURANCE. This line provides coverage for businesses against losses incurred from personal bodily injury, bodily injury to third parties, property damage to an insured's vehicle, property damage to other vehicles, and damage to other property resulting from the ownership, maintenance, or use of automobiles and trucks in a business.

         HOMEOWNERS AND FARMOWNERS INSURANCE. This product line provides protection against losses to dwellings, equipment, and contents from a wide variety of hazards, as well as coverage for liability arising from ownership or occupancy. We write homeowners insurance for dwellings, condominiums, mobile homes, and rental property contents.

         COMMERCIAL MULTI-PERIL INSURANCE. This line provides coverage for businesses against third-party liability from accidents occurring on their premises or arising out of their operations. This type of insurance also insures business property for damage such as that caused by fire, wind, hail, water, mold, theft, and vandalism, and protects businesses from financial loss due to business interruption.

         WORKERS' COMPENSATION INSURANCE. This line provides coverage for the obligation of an employer under state law to provide its employees with specific benefits for work-related injuries, deaths, and diseases, regardless of fault. Typically the four types of benefits payable under workers' compensation policies are medical, disability, death, and disease benefits.

         FIRE AND ALLIED LINES INSURANCE. These lines provide coverage for losses to an insured's property, including its contents, as a result of weather, fire, theft, or other causes. For our commercial lines, we provide coverage through a variety of business policies. With respect to our personal lines, we provide coverage primarily through homeowners insurance, although we write a variety of policies to cover losses pertaining to recreational vehicles and watercraft. Our insurance also may include policies covering injury to persons and inland marine policies.

         OTHER LIABILITY AND PRODUCTS LIABILITY INSURANCE. Our other liability line provides coverage for both individuals and businesses protecting the insured against legal liability resulting from negligence, carelessness, or a failure to act causing property damage or personal injury to others. Products liability provides coverage protecting the manufacturer, distributor, seller, or lessor of a product against legal liability resulting from a defective condition causing personal injury, or damage, to any individual or entity associated with the use of the product.

         OTHER PERSONAL LINES AND OTHER COMMERCIAL LINES INSURANCE. These lines of insurance provide coverage for both individuals and businesses, including boats and inland marine coverages, fidelity and surety coverage, coverage for property taken or destroyed by breaking and entering the insurer's premise, burglary or theft, forgery or counterfeiting, and fraud and coverage for the failure of boilers, machinery, and electrical equipment.

NONSTANDARD INSURANCE SEGMENT

         Our nonstandard insurance segment includes our nonstandard automobile insurance. We write personal automobile insurance for nonstandard risks through State Auto National and Mid-Plains. State Auto National is licensed in 24 states and active in 19 of those states. Mid-Plains operates in Kansas and Iowa.

PROPERTY AND CASUALTY INSURANCE POOLING ARRANGEMENT

         Certain of our insurance subsidiaries are parties to an intercompany pooling arrangement, as described in our corporate structure chart on page 22. The pooling arrangement covers all the property and casualty insurance written by the participating parties, except voluntary assumed reinsurance written by State Auto Mutual and catastrophe inter-company reinsurance written by State Auto P&C. Under the terms of the pooling arrangement, each of our pooled subsidiaries, as well as State Auto Wisconsin and State Auto Florida, cede premiums, losses, and expenses on all of their business to State Auto Mutual. In turn, State Auto Mutual cedes to each of our pooled subsidiaries, State Auto Wisconsin, and State Auto Florida a specified portion of premiums, losses, and expenses, and State Auto Mutual retains the balance.

         The pooling arrangement is designed to produce more uniform and stable underwriting results for each of the pooled companies than any one company would experience individually by spreading the underwriting risk among each of the participants. Under the terms of the pooling arrangement, all premiums, incurred losses, loss expenses, and other underwriting expenses are prorated among the companies on the basis of their participation in the pool. One effect of the pooling arrangement is to provide each participant with an identical mix of property and casualty insurance business on a net basis.

         In the following table, we have set forth a summary of our and State Auto Mutual's pooling arrangement participant percentages, aggregating our and State Auto Mutual's respective wholly owned subsidiaries, since 1998:

                              OUR POOLED SUBSIDIARIES   STATE AUTO MUTUAL
                                (IN THE AGGREGATE)      (IN THE AGGREGATE)
                              -----------------------   ------------------
1/1/1998-6/30/1998.........             37                     63
7/1/1998-12/31/1998........             47                     53
1/1/1999-12/31/1999........             50                     50
1/1/2000-9/30/2001.........             53                     47
10/1/2001-Present..........             80                     20

         As part of the June 2001 merger of Meridian Mutual into State Auto Mutual, all insurance business written by Meridian Mutual legally became the business of State Auto Mutual and was included in the pooling arrangement effective July 1, 2001. The former Meridian Mutual business is monitored as a standard segment separate from the State Auto standard business segment. Over time, we anticipate that the Meridian standard segment will decrease and eventually disappear as that segment is fully integrated into the State Auto systems platform.

         The direct business of the Meridian Insurers is not included in the pooling arrangement, and to that extent is not included in our insurance operations. If State Auto P&C were required to pay catastrophe losses of the Meridian Insurers under the intercompany catastrophe reinsurance agreement, those losses would impact our results. See "--Reinsurance" for additional information.

         Prior to 2001, the pooling percentages were reviewed by management at least annually, and more often if deemed appropriate by management or the Board of Directors of each company, to determine whether any adjustments should be made. As a result of the changes made to the pooling percentages in 2001, management does not currently intend to recommend an adjustment to the pooled subsidiaries aggregate participation percentage in the foreseeable future. Under revised procedures, management of each of the pooled companies would make recommendations to an independent committee of our Board and the Board of State Auto Mutual. These independent committees would review and evaluate such factors as they deem relevant and recommend any appropriate pooling change to our Board and the Board of State Auto Mutual. The pooling arrangement is terminable by any party on 90 days' notice or by mutual agreement of the parties. We are not aware that any of the pooled companies currently intends to terminate the pooling arrangement.

         The pooling arrangement contains a provision excluding catastrophe losses incurred by the parties in the amount of $100.0 million in excess of $120.0 million, as well as the premium for such exposures. State Auto P&C reinsures each insurer in the State Auto Group for this layer of reinsurance under the Property Catastrophe Overlying Excess of Loss Reinsurance Contract, which we refer to as our intercompany catastrophe reinsurance agreement. See "--Reinsurance" and "Other Indebtedness and Certain Financing Arrangements-- Description of Our Structured Contingent Financing Agreement."

MARKETING

         In its 26 states of operation, the State Auto Group markets its products through more than 22,000 insurance agents associated with more than 3,400 independent insurance agencies. None of the companies in the State Auto Group has any contracts with managing general agencies.

         State Auto National markets nonstandard products in 19 states exclusively through our network of independent agents. Mid-Plains writes nonstandard auto insurance in Iowa and Kansas through the Farmers Casualty agency network in those states. The Mid-Plains business is processed on State Auto National's system.

         Because independent insurance agents significantly influence which insurance company their customers select, management views our independent insurance agents as our primary customers. Management strongly supports the independent agency system and believes that maintenance of a strong agency system is essential for our present and future success. Our senior management and branch office staff travel regularly to meet with agents, in person, in their home states. We continually develop programs and procedures to enhance agency relationships. We actively help our agencies develop professional sales skills within their staff. The training programs include both products and sales training in concentrated programs in our home office. Further, the training programs include disciplined follow-up and coaching for an extended time.

         We take a leadership role in the insurance industry with respect to agency automation, promoting single entry multi-company interface using industry standards, especially through software developed and marketed by Strategic Insurance Software (SEMCI Partner(R)). We believe that, because agents and their customers realize better service and efficiencies through automation, they value their relationship with us. Automation can make it easier for the agent to do business with us, which attracts prospective agents and enhances the existing agencies' relationship with us.

         We share the cost of approved advertising with selected agencies. We provide agents with certain travel and cash incentives if they achieve certain sales and underwriting profit levels. Further, we recognize our very top agencies as "Inner Circle Agencies." We reward Inner Circle Agencies with additional trip and financial incentives, including additional profit-sharing bonuses and additional contributions to their Inner Circle Agent stock purchase plan, a part of the agent stock purchase plan described below.

         To strengthen our agency commitment to producing profitable business and further develop our agency relationships, our agent stock purchase plan offers our agents the opportunity to use commission income to purchase our stock. Our transfer agent administers the plan using commission dollars assigned by the agents to purchase shares on the open market through a broker.

CLAIMS

         Insurance claims on policies we write are usually investigated and settled by staff claims representatives. Our claims division emphasizes timely investigation of claims, settlement of meritorious claims for equitable amounts, maintenance of adequate reserves for claims, and control of external claims adjustment expenses.

Achievement of these goals supports our marketing efforts by providing agents and policyholders with prompt and effective service.

         We attempt to minimize claims costs by settling as many claims as possible through our internal claims staff and, if possible, by settling disputes regarding automobile physical damage and property insurance claims (first party claims) through arbitration. In addition, selected agents have authority to settle small first-party claims, which improves claims service. We utilize a third-party bodily injury evaluation software, which helps claims representatives more accurately estimate the value of bodily injury claims. Our central claims department allows us to improve claims efficiency and economy by concentrating the handling of smaller, less complex claims in a centralized environment. The claims division also provides 24 hour, seven days a week, claims service through associates in our contact center.

RESERVES

         Our property and casualty insurance subsidiaries are required by applicable insurance laws to maintain reserves for losses and loss adjustment expenses with respect to both reported and unreported losses. Loss reserves are management's best estimates at a given point in time of what we expect to pay to claimants, based on facts, circumstances, and historical trends then known. During the loss settlement period, additional facts regarding individual claims may become known, and consequently it often becomes necessary to refine and adjust the estimates of liability.

         We maintain reserves for the eventual payment of losses and loss expenses for both reported claims and incurred claims that have not yet been reported. Loss expense reserves are intended to cover the ultimate costs of settling all losses, including investigation, litigation, and in-house claims processing costs from such losses.

         Reserves for reported losses are initially established on either a case-by-case or formula basis depending on the type and circumstances of the loss. The case-by-case reserve amounts are determined based on our reserving practices, which take into account the type of risk, the circumstances surrounding each claim, and policy provisions relating to types of loss. The formula reserves are based on historical paid loss data for similar claims with provisions for trend changes caused by inflation. Loss and loss expense reserves for incurred claims that have not yet been reported are estimated based on many variables including historical and statistical information, inflation, legal developments, storm loss estimates, and economic conditions. Case and formula basis loss reserves are reviewed on a regular basis. As new data become available, estimates are updated resulting in adjustments to loss reserves.

         Generally, reported losses initially reserved on a formula basis that have not settled after six months are case reserved at that time. Although management uses many resources to calculate reserves, there is no precise method for determining the ultimate liability. We do not discount loss reserves for financial statement purposes. Our objective is to set reserves that are adequate such that the amounts that we originally record as reserves should equal the amounts that we ultimately require to settle losses. We believe our reserves are adequate as of September 30, 2003.

REINSURANCE

         Reinsurance is an arrangement by which a reinsurance company, referred to as the "reinsurer," agrees to indemnify an insurance company, referred to as the "ceding company," for all or a portion of the insurance risks underwritten by the ceding company. In exchange for the assumption of risk, the ceding company pays some of the premiums it receives to the reinsurer. Reinsurance can benefit a ceding company in a number of ways, including reducing net liability exposure on individual risks, providing catastrophe protection from large or multiple losses, and stabilizing financial results. Reinsurance can also provide a ceding company with additional underwriting capacity by permitting it to accept larger risks and underwrite a greater number of risks without a corresponding increase in its capital or surplus. Reinsurance can benefit a reinsurer by providing premium revenue at levels of risk acceptable to the reinsurer.

         Members of the State Auto Group follow the customary industry practice of reinsuring a portion of their exposures and paying to the reinsurers a portion of the premiums received. Insurance is ceded principally to reduce net liability on individual risks or for individual loss occurrences, including catastrophic losses. Although reinsurance does not legally discharge the individual members of the State Auto Group from primary liability for the full amount of limits applicable under their policies, it does make the assuming reinsurer liable to the extent of the reinsurance ceded. To our knowledge, none of our reinsurers are experiencing financial difficulties such that they would be unable to meet their obligations to us.

         Each member of the State Auto Group is party to working reinsurance treaties for property, casualty, and workers' compensation lines with several reinsurers arranged through a reinsurance broker. Under these treaties, each member is responsible for the first $2.0 million of each defined loss, and the reinsurers are responsible for the excess over $2.0 million up to $10.0-15.0 million of defined loss, depending upon the nature of the injury or damage. The rates for this reinsurance are negotiated annually.

         In addition, the State Auto Group has secured other reinsurance to limit the net cost of large loss events for certain types of coverage. Included are umbrella liability losses, which are reinsured up to a limit of $15.0 million above a maximum $600,000 retention. The State Auto Group also makes use of facultative reinsurance for unique risk situations and participates in involuntary pools and associations in certain states.

         The State Auto Group participates in an intercompany catastrophe reinsurance program. Under this program, the members of the State Auto Group, on a combined basis, retain the first $40.0 million of catastrophe losses that affect at least two individual risks. For catastrophe losses incurred by the State Auto Group up to $80.0 million, in excess of $40.0 million, traditional reinsurance coverage is provided with a co-participation of 5%. For catastrophe losses incurred by the State Auto Group up to $100.0 million, in excess of $120.0 million, State Auto P&C acts as the catastrophe reinsurer for the State Auto Group under the terms of our intercompany catastrophe reinsurance agreement. In order to provide funding if the State Auto Group were to incur catastrophe losses in excess of $120.0 million, we have implemented a structured contingent financing agreement with a financial institution and a syndicate of other lenders. See "Other Indebtedness and Certain Financing Arrangements -- Description of Our Structured Contingent Financing Agreement."

         State Auto National has a reinsurance agreement with State Auto Mutual under which State Auto Mutual assumes up to $4,950,000 of each liability loss occurrence in excess of State Auto National's $50,000 of retention and up to $450,000 of each catastrophe loss occurrence in excess of State Auto National's $50,000 of retention. State Auto Mutual further provides State Auto National with an 8.5% quota share within the $50,000 retention on liability coverages and a 20% quota share on physical damage coverages. Mid-Plains also has a reinsurance agreement with State Auto Mutual pursuant to which State Auto Mutual assumes up to $450,000 of each liability loss occurrence in excess of Mid-Plains' $50,000 of retention.

         For the period October 1, 2001, through December 31, 2003, State Auto Mutual entered into a stop loss reinsurance arrangement with certain of the pooled companies. Under the stop loss arrangement, State Auto Mutual has agreed to participate to some extent in the State Auto Pool's quarterly underwriting losses and gains.

REGULATION

         Most states, including all the domiciliary states of the State Auto Group, have enacted legislation that regulates insurance holding company systems. Each insurance company in the holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management, or financial condition of the insurers within the system. Under these laws, the respective insurance departments may examine any members of the State Auto Group at any time, require disclosure of material transactions involving insurer members of the holding company system, and require prior notice and an opportunity to disapprove of certain "extraordinary" transactions, including, but not limited to, extraordinary dividends to shareholders. Under these laws, all transactions within the holding company system affecting any members of the State Auto Group must be fair and equitable. In addition, approval of the applicable insurance commissioner is required prior to the consummation of transactions affecting the control of an insurer.

         In addition to being regulated by the insurance department of its state of domicile, each insurance company is subject to supervision and regulation in the states in which it transacts business. Such supervision and regulation relate to numerous aspects of an insurance company's business operations and financial condition. The primary purpose of such supervision and regulation is to ensure financial stability of insurance companies for the protection of policyholders. The laws of the various states establish insurance departments with broad regulatory powers relative to granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms and rates, setting reserve requirements, determining the form and content of required statutory financial statements, prescribing the types and amount of investments permitted, and requiring minimum levels of statutory capital and surplus. In addition, all of the states in which the State Auto Group transacts business have enacted laws which restrict these companies' underwriting discretion. Examples of these laws include restrictions on policy terminations, restrictions on agency terminations, and laws requiring companies to accept any applicant for automobile insurance.

         Insurance companies are required to file detailed annual reports with the supervisory agencies in each of the states in which they do business, and their business and accounts are subject to examination by such agencies at any time.

         Our insurance subsidiaries are restricted by the insurance laws of their respective states of domicile as to the amount of dividends they may pay to us without the prior approval of their respective regulatory authorities. Our insurance subsidiaries are domiciled in South Carolina, Ohio, Iowa, and South Dakota. In general, the laws of each of these states provide that an insurer domiciled in that state must obtain the prior approval of the state insurance commissioner for the declaration or payment of any dividend that, together with any other dividends paid within the prior 12-month period, would exceed the greater of (1) 10% of that subsidiary's statutory surplus as of the prior calendar year-end and (2) the statutory net income from the subsidiary's operations for the prior calendar year. Under South Carolina law, if the dividend is not paid from earned surplus, the threshold is the lesser of (1) and
(2), rather than the greater. Regulatory authorities may, from time to time, impose other restrictions that may affect the actual amounts available for dividends. Under these current laws, a total of $35.3 million is available for payment to us as dividends from our insurance subsidiaries during 2003 without prior regulatory approval.

         Generally, state insurance laws require our insurance subsidiaries to obtain prior regulatory approval for any dividend paid from other than earned surplus, which is defined as the amount equal to the insurance subsidiary's unassigned funds as reported in its most recent statutory financial statements. In addition, following any dividend, the policyholders' surplus of an insurance subsidiary must be reasonable in relation to its outstanding liabilities and adequate for its financial needs, as determined by the state insurance commissioner of that subsidiary's state of domicile. South Carolina requires State Auto P&C to give that state's regulatory authorities notice of a dividend at least five days after the declaration of a dividend and ten days prior to payment in order to allow them sufficient time to satisfy themselves that surplus will be reasonable after the dividend payment.

         The total statutory surplus of our insurance subsidiaries was $359.3 million as of December 31, 2002, and total statutory net income was $17.0 million for 2002. As of the date of this prospectus, no cash dividends and no cash dividends in the form of returns of capital were paid in the preceding twelve months by our insurance subsidiaries to us.

INVESTMENTS

         As of September 30, 2003, the market value of our investment portfolio was $1.5 billion. Our investment portfolio is managed to provide growth of statutory surplus in order to facilitate increased premium writings over the long term while maintaining the ability to service current insurance operations. The primary objectives are to generate income, preserve capital and maintain liquidity. Our investment portfolio is managed separately from that of State Auto Mutual and its affiliates, and investment results are not shared by any of the pooled companies through the pooling arrangement. Stateco performs investment management services for us and State Auto Mutual and its subsidiaries, although investment policies implemented by Stateco continue to be set for each company through the Investment Committee of its Board of Directors. Stateco receives an investment management fee for its services from each of the companies based on a percentage of the average investable assets of each company. The percentage currently set is 0.4% for bonds and 0.5% for equities, with a 0.1% bonus available if the stock portfolio return exceeds that of the S&P 500 Index for the same period. During 2002, Stateco received investment management fees of $2.1 million in the aggregate from State Auto Mutual and its subsidiaries and $5.0 million from our insurance subsidiaries. We believe the fees charged by Stateco are comparable to those charged by independent investment managers under similar circumstances.

         Our decision to make a specific investment is influenced primarily by the following factors:

         -        investment risks;

         -        general market conditions;

         -        relative valuations of investment vehicles;

         -        general market interest rates;

         -        our liquidity requirements at any given time; and

         - our current federal income tax position and relative spread between after tax yields on tax-exempt and taxable fixed income investments.

         We have investment policy guidelines with respect to purchasing fixed income investments. These guidelines provide that all bonds purchased must be rated A or better for quality by two major rating services. In addition, the maximum investment in any one corporation (both bonds and stocks) may not exceed 5.0% of our admitted assets, other than obligations of the U.S. government or government agencies, for which there is no limit. Investments in equity securities are selected based on their potential for appreciation as well as ability to continue paying dividends.

         At September 30, 2003, our equity portfolio totaled $100.5 million. At September 30, 2003, our fixed income portfolio totaled $1.4 billion. In the table below, we have provided information about the quality and the scope of our fixed maturity portfolio as of September 30, 2003:

                                            FAIR MARKET VALUE      AVERAGE         AMORTIZED      FAIR MARKET
                                              % OF PORTFOLIO     QUALITY (1)         COST            VALUE
                                            -----------------   --------------   -------------   -------------
                                                                     (DOLLARS IN THOUSANDS)
INVESTMENT GRADE:
Corporate and Municipals................           59.0%            Aa1          $     750,133   $     803,158
U.S. Governments........................            2.4%            Aaa                 30,910          32,954
U.S. Government Agencies................           38.6%            Aaa                513,754         525,427
                                                   ----                          -------------   -------------
                                                    100%                         $   1,294,797   $   1,361,539
                                                   ====                          =============   =============

----------------------
(1)      As rated by Moody's Investors Service.

         In the following table, we have set forth our investment results for the periods indicated:


                                        YEARS ENDED                    NINE MONTHS
                                        DECEMBER 31,               ENDED SEPTEMBER 30,
                                 --------------------------    --------------------------
                                     2001           2002           2002           2003
                                 -----------    -----------    -----------    -----------
                                                  (DOLLARS IN THOUSANDS)
Average Invested Assets (1)..    $  870,864     $1,210,641     $1,190,379     $1,363,087
Net Investment Income (2) ...    $   47,375     $   59,691     $   44,214     $   47,587
Average Yield ...............           5.4%           4.9%           5.0%           4.7%

------------------
(1) Average of the aggregate invested assets at the beginning and end of each period. Invested assets include fixed maturities at amortized cost, equity securities and other invested assets at cost and cash equivalents.

(2) Net investment income is net of investment expenses and does not include realized or unrealized investment gains or losses or provision for income taxes.

STATUTORY RATIOS

         Our insurance subsidiaries, as well as our competitors in the property and casualty insurance industry, file financial statements with the state insurance departments in each of the states in which they are licensed to do business. These financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by each of our insurance subsidiaries' respective state of domicile in accordance with the NAIC Accounting Practices and Procedures manual, or NAIC SAP.

         The NAIC utilizes a collection of analytical tools designed to assist state insurance departments with an integrated approach to analyzing the financial condition of insurance companies operating in their respective states. These analytical tools include the "loss and loss expense ratio," the "expense ratio," which together are the components of the "combined ratio," and a series of 12 ratios known within the insurance industry as the "IRIS" ratios. We refer to these ratios collectively as the "statutory ratios." The statutory ratios are derived from financial statements prepared in accordance with NAIC SAP. We utilize these statutory ratios to monitor the solvency and operating performance of our insurance subsidiaries from a regulatory perspective and to compare our performance with the performance of our competitors in the property and casualty insurance industry.

         The combined ratio and the components thereof are commonly used in the insurance industry as a measure of profitability. The combined ratio is the sum of (a) the loss and loss expense ratio (the ratio of incurred losses and loss adjustment expenses to net earned premiums) and (b) the expense ratio (the ratio of expenses incurred for commissions, premium taxes, administrative and other underwriting expenses to net written premiums). When the combined ratio is under 100%, underwriting results are generally considered profitable. Conversely, when the combined ratio is over 100%, underwriting results are considered unprofitable. The ratio of net premiums written to statutory surplus, or the leverage ratio, is an IRIS ratio. The higher the leverage ratio, the more risk an insurance company bears in relation to the amount of statutory surplus available to absorb its insurance losses. The NAIC has established a "defined range" for the leverage ratio of 3.0 to 1.0 or less for solvency monitoring purposes.

         The following table sets forth the statutory loss and loss expense ratios, expense ratios, combined ratios, and leverage ratios for our insurance subsidiaries, as a group, for the periods indicated, along with the industry combined ratio for the periods indicated:

                                                                                               AS OF AND FOR
                                                                          AS OF AND FOR THE   THE NINE MONTHS
                                                                             YEARS ENDED           ENDED
                                                                             DECEMBER 31,       SEPTEMBER 30,
                                                                          -----------------   ---------------
                                                                            2001      2002     2002      2003
                                                                          ------    -------   ------    -----
Loss and loss expense ratio ........................................        77.4       73.1     74.5     70.0
Expense ratio ......................................................        27.8       29.2     29.0     28.9
                                                                          ------     ------   ------    -----
  Combined ratio ...................................................       105.2      102.3    103.5     98.9
                                                                          ======     ======   ======    =====
Industry combined ratio (1) ........................................       115.9      107.4
Ratio of net premiums written to statutory capital and surplus (2)..        1.81       2.62     2.89     2.20

------------------------
(1) Based on industry information from A.M. Best Company. Source: Best's Aggregates & Averages -- Property/Casualty (2002), except for year ended December 31, 2002, which is BestWeek (August 11, 2003, Issue). Information for the nine-month comparative periods is not available.

(2) For the nine-month periods ended September 30, calculated based upon net premiums written for a rolling 12-month period.

         These ratios should not be viewed as a substitute for measures determined in accordance with GAAP. However, we believe that the presentation of these statutory ratios as measured by us for management purposes enhances the understanding of the underlying profitability factors of our business. We also believe that presentation of such information, prepared in accordance with NAIC SAP, will allow you to compare our results and performance against others in the property and casualty insurance industry and the industry as a whole.

EMPLOYEES

         As of September 30, 2003, we had 1,962 employees. None of our employees are covered by any collective bargaining agreement. Our management considers our relationship with our employees to be excellent.

PROPERTIES

         We share our operating facilities with State Auto Mutual pursuant to the terms of our management and operations agreement. Our corporate headquarters are located in Columbus, Ohio, in buildings owned by State Auto Mutual that contain approximately 280,000 square feet of office space. We and State Auto Mutual also own or lease other office facilities throughout our 26 states of operations.

LEGAL PROCEEDINGS

     MINORITY SHAREHOLDER LITIGATION--OHIO

         On June 30, 2003, STFC and State Auto Mutual filed a complaint against Gregory M. Shepard, who owns approximately 5.1% of our outstanding common shares, in the United States District Court, Southern District of Ohio, Eastern Division, seeking injunctive relief on a variety of claims, including enjoining Mr. Shepard from making material misrepresentations and omissions in his
Schedule 13D filings with the SEC and from violating federal securities laws. The factual basis for this suit related to a series of press releases and
Schedule 13D filings made by Mr. Shepard regarding proposals or purported offers to purchase certain amounts of our common shares and to take control of us and State Auto Mutual. On August 25, 2003, STFC and State Auto Mutual amended their original complaint against Mr. Shepard to seek injunctive relief on additional claims, including enjoining Mr. Shepard from making material misrepresentations and omissions in connection with the Shepard tender offer and from illegally tipping persons with material, nonpublic information concerning the Shepard tender offer. On October 16, 2003, STFC and State Auto Mutual dismissed, without prejudice, this action against Mr. Shepard in light of the United States District Court's dismissal of Mr. Shepard's lawsuit against STFC, State Auto Mutual, and their respective directors, discussed in the following paragraph.

         On August 21, 2003, one day after Mr. Shepard and his company filed a Schedule TO with the SEC (see "--Tender Offer by Minority Shareholder"), they filed a complaint against STFC, State Auto Mutual, and their respective directors in the United States District Court, Southern District of Ohio, Eastern Division, seeking (1) declaratory relief that STFC's directors and State Auto Mutual and its directors violated their respective fiduciary duties to Mr. Shepard, his company, and STFC's minority shareholders in their consideration of Mr. Shepard's prior proposals and were likely to engage in breaches of their respective fiduciary duties in their consideration of the proposed Shepard tender offer (which tender offer was not commenced until September 11, 2003) and
(2) injunctive relief to enjoin STFC, State Auto Mutual, and their respective directors and employees from taking actions which would have the effect of impeding or interfering with the Shepard tender offer. On October 15, 2003, the United States District Court dismissed this action against STFC, State Auto Mutual, and their respective directors based on a finding that the District Court lacked subject matter jurisdiction.

         On October 16, 2003, STFC, State Auto Mutual, and their respective directors filed a complaint against Mr. Shepard and his company in the Common Pleas Court of Franklin County, Ohio, seeking (1) declaratory relief that neither STFC, State Auto Mutual, nor their respective directors and officers owed or violated any fiduciary duties to Mr. Shepard, his company, or STFC's minority shareholders in responding to the Shepard tender offer; (2) declaratory relief that neither STFC nor its directors and officers have an obligation to call a meeting of shareholders under Ohio's Control Share Acquisition statute with respect to the Shepard tender offer; and (3) compensatory damages in favor of STFC and State Auto Mutual from Mr. Shepard and his company for knowingly making misrepresentations in connection with their control bid in violation of Ohio's control bid statute. On December 19, 2003, Mr. Shepard and his company filed an answer and counterclaim against STFC, State Auto Mutual, and their respective directors. Their counterclaim seeks (1) a declaratory judgment requiring STFC to call a meeting of shareholders under Ohio's Control Share Acquisition statue with respect to the Shepard tender offer; and (2) injunctive relief to enjoin STFC, State Auto Mutual, and their respective directors and employees from taking actions that would have the effect of impeding or interfering with the Shepard tender offer. On December 22, 2003, STFC and State Auto Mutual filed a motion to expedite the trial on the declaratory judgment action. As of January 8, 2004, this motion is still pending before the Court, and State Auto Mutual has sought discovery from Mr. Shepard.

     MINORITY SHAREHOLDER LITIGATION--INDIANA

         On July 27, 2001, Mr. Shepard and American Union Insurance Company ("AUIC"), an Illinois insurance company owned by Mr. Shepard and his brother, Tracy Shepard, filed a complaint against STFC, State Auto Mutual, Meridian Insurance Group, and Meridian Insurance Group's former directors in the United States District Court for the Southern District of Indiana. The factual basis for this suit arises from the circumstances surrounding the merger of Meridian Insurance Group with and into a wholly owned subsidiary of State Auto Mutual (the "Merger"), which was effective June 1, 2001. In their complaint, Mr. Shepard and AUIC allege claims of (1) breach of fiduciary duty against the former Meridian Insurance Group directors for entering into the Merger; (2) breach of contract against STFC and State Auto Mutual with respect to a confidentiality agreement, dated September 29, 2000, between STFC and AUIC; and
(3) tortious interference against Meridian Insurance Group and one of its former directors with respect to such confidentiality agreement. On December 3, 2003, the Court granted the request of Mr. Shepard and AUIC to voluntarily dismiss the claims of breach of fiduciary duty and tortious interference. Thus, the only remaining claim in this suit is for breach of the confidentiality agreement against STFC and State Auto Mutual. Mr. Shepard and AUIC are seeking yet-to-be-disclosed compensatory damages in this suit. As of January 8, 2004, the suit continues in its discovery phase.

     OTHER

         We are a party to a number of lawsuits arising in the ordinary course of our insurance business. Management believes that the ultimate resolution of these lawsuits will not, individually or in the aggregate, have a material, adverse effect on our financial condition.

TENDER OFFER BY MINORITY SHAREHOLDER

         On August 20, 2003, Gregory M. Shepard and his wholly owned corporation filed a Schedule TO with the SEC relating to a proposed tender offer to purchase
8.0 million of our outstanding common shares at a price of $32.00 per share upon the terms and subject to the conditions set forth in their Schedule TO. The Shepard tender offer was commenced on September 11, 2003. The Shepard tender offer has been extended two times by Mr. Shepard and currently is scheduled to expire at 5:00 p.m., New York City time, on February 13, 2004, unless further extended by Mr. Shepard. See also "--Legal Proceedings" for information concerning litigation related to the Shepard tender offer.

         Mr. Shepard's acceptance and purchase of any tendered common shares is conditioned upon, among other things, the satisfaction of the following conditions, which we refer to as the "essential conditions":

         - State Auto Mutual's transferring control of State Auto Mutual and STFC to Mr. Shepard and his company, including giving Mr. Shepard and his company the right to designate a majority of the members of the Board of Directors and each Board committee of State Auto Mutual and its affiliates, including STFC;

         - State Auto Mutual's financing the Shepard tender offer by State Auto Mutual borrowing through the issuance of surplus notes in amounts and upon terms and conditions determined by Mr. Shepard and his company in their reasonable discretion; and

         - State Auto Mutual's giving all other approvals and consents required to consummate the Shepard tender offer upon terms and conditions determined by Mr. Shepard and his company in their reasonable discretion.

         On September 1, 2003, our Board of Directors and a special committee of its independent directors were informed that State Auto Mutual's Board of Directors, based upon the unanimous recommendation of a special committee of its independent directors, had unanimously determined to:

         - oppose and reject the Shepard tender offer because it is not in the best interests of State Auto Mutual, its policyholders, and other constituencies;

         - decline and refuse to turn over control of State Auto Mutual and its affiliates, including STFC, to Mr. Shepard because such transfer of control would not be in the best interests of State Auto Mutual, its policyholders, and other constituencies;

         - decline and refuse to issue surplus notes or to provide other financing to Mr. Shepard or his company (Mr. Shepard and his company intend to have State Auto Mutual borrow at least $256 million through the issuance of surplus notes to finance the Shepard tender offer); and

         - vote State Auto Mutual's common shares of STFC (approximately 67%) against approval of the Shepard tender offer if submitted to a vote of STFC's shareholders.

         At its September 1, 2003, meeting, our Board of Directors and its special committee of independent directors each unanimously determined that the Shepard tender offer was impossible to complete because each of the essential conditions could not be met and that the Shepard tender offer is illusory. Accordingly, our Board of Directors has unanimously recommended to our shareholders that they reject the Shepard tender offer and not tender their shares to Mr. Shepard or his company pursuant to the Shepard tender offer.

         The foregoing discussion of the Shepard tender offer is not intended to be complete. For complete information concerning the Shepard tender offer and its terms and conditions, you should read the Schedule TO, as amended, filed by Mr. Shepard and his company with the SEC, which is available at no charge on the SEC's website at http://www.sec.gov. You may also obtain at no charge our Board's recommendation statement on Schedule 14D-9, as amended, at the SEC's website. See "Where You Can Find More Information." The information contained in the Schedule TO and the information contained in the Schedule 14D-9 are not a part of this prospectus.

                                   MANAGEMENT

         Our directors and executive officers as of November 30, 2003, are as follows:

                      NAME                            AGE                                  POSITION
                      ----                            ---    ---------------------------------------------------------------
Robert H. Moone..................................     60     Director, Chairman, President, and Chief Executive Officer
John R. Lowther..................................     53     Director, Senior Vice President, Secretary, and General Counsel
David J. D'Antoni................................     58     Director
Urlin G. Harris, Jr..............................     67     Director
Paul W. Huesman..................................     67     Director
William J. Lhota.................................     63     Director
S. Elaine Roberts................................     51     Director
Richard K. Smith.................................     58     Director
Paul S. Williams.................................     43     Director
Steven J. Johnston...............................     44     Senior Vice President, Treasurer, and Chief Financial Officer
Mark A. Blackburn................................     51     Senior Vice President
Terrence L. Bowshier.............................     50     Vice President
James E. Duemey..................................     56     Vice President and Investment Officer
William D. Hansen................................     37     Vice President
Steven R. Hazelbaker.............................     47     Vice President
Noreen W. Johnson................................     54     Vice President
Robert A. Lett...................................     63     Vice President
John B. Melvin...................................     53     Vice President
Cathy B. Miley...................................     54     Vice President
Richard L. Miley.................................     49     Vice President
John M. Petrucci.................................     44     Vice President
Cynthia A. Powell................................     43     Vice President and Comptroller

         ROBERT H. MOONE, DIRECTOR, CHAIRMAN OF THE BOARD, PRESIDENT, AND CHIEF EXECUTIVE OFFICER. Mr. Moone has been a director of our company since 1998, our Chairman of the Board since 2001, our Chief Executive Officer since 1999, and our President since 1996. He is also the Chairman of the Board (since 2001), Chief Executive Officer (since 1999), and President (since 1996) of State Auto Mutual. Mr. Moone has been with the State Auto Group since 1970.

         JOHN R. LOWTHER, DIRECTOR, SENIOR VICE PRESIDENT, SECRETARY, AND GENERAL COUNSEL. Mr. Lowther has been a director of our company since 1991, a Senior Vice President of our company since 2001, and our Secretary and General Counsel since 1991, and from 1991 to 2001 he served as a Vice President of our company. He is also a Senior Vice President (since 2001) and the Secretary and General Counsel (since 1989) of State Auto Mutual, and from 1989 to 2001 he served as a Vice President of State Auto Mutual. Mr. Lowther has been with the State Auto Group since 1986.

         DAVID J. D'ANTONI, DIRECTOR. Mr. D'Antoni has been a director of our company since 1995 and is a member of our Audit, Independent, and Compensation Committees. Since 1999, Mr. D'Antoni has served as a Senior Vice President and the Group Operating Officer of Ashland, Inc., an entity involved in oil refining and marketing, highway construction, automotive after market products, specialty chemicals, and chemical and plastics distribution. From 1988 to 1999, Mr. D'Antoni served as a Senior Vice President of Ashland, Inc., and as the President of Ashland Chemical, a division of Ashland, Inc.

         URLIN G. HARRIS, JR., DIRECTOR. Mr. Harris has been a director of our company since 1991 and is a member of our Investment Committee. Since 1999, Mr. Harris has served as the Secretary and Treasurer of Aspen Ski & Board Co., a ski equipment retailer. From 1991 until his retirement in 1997, Mr. Harris served as an executive officer of our company. Prior to and during that time period, Mr. Harris served as an officer of State Auto Mutual. Mr. Harris has been with State Auto Mutual since 1962.

         PAUL W. HUESMAN, DIRECTOR. Mr. Huesman has been a director of our company since 1991 and is a member of our Investment Committee. Since January 2003, he has been an agent with Huesman-Schmid Insurance Agency, Inc., an insurance agency. Prior to that time, and for more than five years, Mr. Huesman was the President of Huesman-Schmid Insurance Agency, Inc.

         WILLIAM J. LHOTA, DIRECTOR. Mr. Lhota has been a director of our company since 1994 and is a member of our Audit, Compensation, and Nominating and Governance Committees. He is also a director of Huntington Bancshares, Inc., a bank holding company. Since 2002, Mr. Lhota has been a principal with Lhota Services, a firm providing ethics consulting and arbitration and mediation services. From 2000 to 2001, Mr. Lhota served as President of Energy Delivery, a division of American Electric Power. From 1989 to 2001, he served as Executive Vice President of American Electric Power Service Corporation, a management, technical, and professional subsidiary of American Electric Power.

         S. ELAINE ROBERTS, DIRECTOR. Ms. Roberts has been a director of our company since 2002 and is a member of our Nominating and Governance, Independent, and Investment Committees. Since January 2003, she has served as the President and Chief Executive Officer of the Columbus Regional Airport Authority, which manages three airport facilities. From 2000 to 2003, she served as the Executive Director of the Columbus Airport Authority. From 1994 to 2000, she served as the Executive Director of the Rhode Island Airport Corporation, which managed six airport facilities.

         RICHARD K. SMITH, DIRECTOR. Mr. Smith has been a director of our company since 1999 and is a member of our Audit, Compensation, and Investment Committees. In 1997, Mr. Smith retired as a Partner of KPMG, LLP, a public accounting firm. Prior to that time and for more than five years, he was a Partner of KPMG, LLP.

         PAUL S. WILLIAMS, DIRECTOR. Mr. Williams has been a director of our company since August 2003 and is a member of our Independent and Nominating and Governance Committees. Since 1995, Mr. Williams has served as an officer of Cardinal Health, Inc., a provider of products and services to healthcare providers and manufacturers, and is currently its Executive Vice President and General Counsel.

         STEVEN J. JOHNSTON, SENIOR VICE PRESIDENT, TREASURER, AND CHIEF FINANCIAL OFFICER. Mr. Johnston has been a Senior Vice President of our company since 1999 and our Treasurer and Chief Financial Officer since 1997. From 1995 to 1999, he served as a Vice President of our company. He is also a Senior Vice President (since 1999) and the Treasurer and Chief Financial Officer (since
1997) of State Auto Mutual. From 1995 to 1999, he served as a Vice President of State Auto Mutual. Mr. Johnston has been with the State Auto Group for 18 years.

         MARK A. BLACKBURN, SENIOR VICE PRESIDENT. Mr. Blackburn has been a Senior Vice President of our company since 2001. From 1999 to 2001, he served as a Vice President of our company. Mr. Blackburn has primary responsibility for our insurance operations. He is also a Senior Vice President (since 2001) of State Auto Mutual. From 1999 to 2001, he served as a Vice President of State Auto Mutual. From 1996 to 1999, Mr. Blackburn served as Executive Vice President of Grange Mutual Casualty Insurance Company.

         TERRENCE L. BOWSHIER, VICE PRESIDENT. Mr. Bowshier has been a Vice President of our company and State Auto Mutual since 1991. Mr. Bowshier is responsible for investor relations and expense management. Mr. Bowshier has been with the State Auto Group since 1977.

         JAMES E. DUEMEY, VICE PRESIDENT AND INVESTMENT OFFICER. Mr. Duemey has been a Vice President and the Investment Officer of our company and State Auto Mutual since 1991. Mr. Duemey has been with the State Auto Group since 1980.

         WILLIAM D. HANSEN, VICE PRESIDENT. Mr. Hansen has been a Vice President of our company and State Auto Mutual since 2000. Mr. Hansen is our company's chief actuary. From 1995 to 2000, Mr. Hansen served as an Assistant Vice President of State Auto Mutual. Mr. Hansen has been with the State Auto Group since 1990.

         STEVEN R. HAZELBAKER, VICE PRESIDENT. Mr. Hazelbaker has been a Vice President of our company and State Auto Mutual since 2001. Mr. Hazelbaker is responsible for our branch and regional operations. From 1995 to

2001, Mr. Hazelbaker was an officer of Meridian Insurance Group and Meridian Mutual, last serving as Chief Operating Officer and Senior Vice President of those companies.

         NOREEN W. JOHNSON, VICE PRESIDENT. Ms. Johnson has been a Vice President of our company and State Auto Mutual since 1998. Ms. Johnson is responsible for information technology and communications. From 1997 to 1998, Ms. Johnson served as an Assistant Vice President of State Auto Mutual. Ms. Johnson has been with the State Auto Group since 1992.

         ROBERT A. LETT, VICE PRESIDENT. Mr. Lett has been a Vice President of our company since 1998 and a Vice President of State Auto Mutual since 1988. Mr. Lett is responsible for human resources and administrative services. Mr. Lett has been with the State Auto Group since 1974.

         JOHN B. MELVIN, VICE PRESIDENT. Mr. Melvin has been a Vice President of our company since 1998 and a Vice President of State Auto Mutual since 1993. Mr. Melvin is responsible for our claims department. Mr. Melvin has been with the State Auto Group since 1980.

         CATHY B. MILEY, VICE PRESIDENT. Ms. Miley has been a Vice President of our company since 1998 and a Vice President of State Auto Mutual since 1995. Ms. Miley is responsible for branch and regional operations. Ms. Miley is the spouse of Richard L. Miley. Ms. Miley has been with the State Auto Group since 1977.

         RICHARD L. MILEY, VICE PRESIDENT. Mr. Miley has been a Vice President of our company since 1998 and a Vice President of State Auto Mutual since 1995. Mr. Miley is responsible for Core Agencies. Mr. Miley is the spouse of Cathy B. Miley. Mr. Miley has been with the State Auto Group since 1977.

         JOHN M. PETRUCCI, VICE PRESIDENT. Mr. Petrucci has been a Vice President of our company and State Auto Mutual since 2000 and has been with the State Auto Group since 1996. Mr. Petrucci is responsible for marketing and sales.

         CYNTHIA A. POWELL, VICE PRESIDENT. Ms. Powell has been a Vice President of our company and State Auto Mutual since 2000. Ms. Powell also serves as our company's comptroller. From 1997 to 2000, she served as an Assistant Vice President of our company. From 1996 to 2000, she served as an Assistant Vice President of State Auto Mutual. Ms. Powell has been with the State Auto Group since 1990.

              OTHER INDEBTEDNESS AND CERTAIN FINANCING ARRANGEMENTS

DESCRIPTION OF OUR OUTSTANDING TRUST PREFERRED CAPITAL SECURITIES AND SUBORDINATED DEBENTURES

         On May 22, 2003, STFC Capital Trust I, our Delaware business trust subsidiary, issued $15.0 million liquidation amount of its capital securities to a third party. In connection with STFC Capital Trust's issuance of the trust preferred capital securities and the related purchase by us of all of STFC Capital Trust's common securities, we issued to STFC Capital Trust $15.5 million aggregate principal amount of Floating Rate Junior Subordinated Debt Securities due 2033. The sole assets of STFC Capital Trust are the subordinated debentures and any interest paid thereon. Interest on the trust preferred capital securities and common securities is payable quarterly at a rate equal to the three-month LIBOR rate, adjusted quarterly, plus 4.20% (5.37% at January 8, 2004). Prior to May 2008, the interest rate may not exceed 12.5% per annum. The interest rate and interest payment dates on the subordinated debentures are the same as the interest rate and interest payment dates on the trust preferred capital securities and common securities.

         The trust preferred capital securities and common securities are mandatorily redeemable on May 23, 2033, and may be redeemed at any time on and after May 23, 2008, at a redemption price equal to 100% of the principal amount thereof plus unpaid interest. The trust preferred capital securities and common securities may be redeemed in whole, but not in part, at any time within 90 days following the occurrence of a "Tax Event" or "Investment Company Event" (as defined in the declaration of trust) (a) if such Tax Event or Investment Company Event occurs on or after May 23, 2008, at a redemption price equal to 100% of the principal amount thereof plus unpaid interest, and (b) if such Tax Event or Investment Company Event occurs prior to May 23, 2008, at a redemption price equal to the greater of 100% of the principal amount thereof plus accrued interest and a "make-whole" amount. The subordinated debentures are subject to these same redemption terms. Our obligations under the subordinated debentures and related agreements, taken together, constitute a full and unconditional guarantee of payments due on the trust preferred capital securities and common securities.

         We have the right, at any time, to defer payments of interest on the subordinated debentures for up to 20 consecutive quarterly payment periods. Consequently, distributions on the trust preferred capital securities and common securities would be deferred (though such distributions would continue to accrue with interest since interest would accrue on the subordinated debentures during any such extended interest payment period). In no case may the deferral of payments and distributions extend beyond the stated maturity dates of the respective securities. During such deferments, we may not declare or pay any dividends on, or purchase any of, our capital stock, make any principal or interest payments on debt securities that rank in all respects equally with or subordinated to the subordinated debentures, or make any payment under guarantees that rank in all respects equally with or subordinated to our guarantee of the preferred trust capital securities and common securities.

         The subordinated debentures are unsecured and subordinated to all of our existing and future senior indebtedness, including the notes offered hereby.

DESCRIPTION OF OUR STRUCTURED CONTINGENT FINANCING AGREEMENT

         In order to provide funding if the State Auto Group were to incur catastrophe losses under the intercompany catastrophe reinsurance agreement in excess of $120.0 million, we have entered into a credit agreement that will provide us with a structured contingent financing arrangement with a financial institution and a syndicate of other lenders to provide up to $100.0 million for catastrophe reinsurance purposes. In the event of such a loss, this arrangement provides that we would sell redeemable preferred shares to SAF Funding Corporation, a special purpose company that would borrow the money necessary for such purchase from the lenders. We would then contribute to State Auto P&C the funds received from the sale of our preferred shares. State Auto P&C would use the contributed capital to pay its direct catastrophe losses and losses assumed under the catastrophe reinsurance agreement. We are obligated to repay SAF Funding (which would repay the lenders) by redeeming the preferred shares over a five-year period. In the event we default, the obligation to repay SAF Funding has been secured by a put agreement among us, State Auto Mutual and the lenders under which State Auto Mutual would be obligated to either purchase the preferred shares from SAF Funding or repay the lenders for the loan(s) outstanding.

         Any of our preferred shares issued in a structured contingent financing transaction would be subordinate to all of our senior indebtedness, including the notes offered hereby.

DESCRIPTION OF OUR OUTSTANDING INDEBTEDNESS TO AFFILIATES

         In 1999, we entered into a line of credit agreement with State Auto Mutual pursuant to which State Auto Mutual loaned $45.5 million to us to fund our then-existing stock repurchase program. Principal on this loan, which is currently $45.5 million, is due on demand, with final payment due on or prior to December 31, 2005. The interest rate for this loan is adjusted annually on each January 1 to reflect adjustments in the then-current prime lending rate as well as our current financial position (2.25% as of January 8, 2004). This loan is unsecured. Any outstanding indebtedness under this line of credit would rank pari passu with the notes offered hereby.

                              DESCRIPTION OF NOTES

         The original notes were, and the exchange notes will be, issued under an indenture dated as of November 13, 2003 (the "Indenture"), between us and Fifth Third Bank, as trustee (the "Trustee"). The following description is a summary of certain provisions of the Indenture. It does not include all of the information included in the Indenture and may not include all of the information that you would consider important. This summary is qualified in its entirety by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions therein of terms and those terms made a part of the Indenture by reference to the TIA. As used in this "Description of Notes," the terms "we," "our," and "us" refer to State Auto Financial Corporation and not any of its subsidiaries.

         Definitions of certain terms are set forth under "--Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

GENERAL

         We have issued $100.0 million principal amount of the original notes in the private offering. The notes will mature on November 15, 2013, and will accrue interest at a rate of 6 1/4% per annum. The notes will bear interest from November 13, 2003, payable on May 15 and November 15 of each year, beginning May 15, 2004. We will make each interest payment to the holders of record of the notes at the close of business on the May 1 or November 1 preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

         The notes will be our general unsecured obligations ranking senior to all of our existing and future subordinated indebtedness and pari passu with all of our existing and future senior indebtedness. As of September 30, 2003, after giving pro forma effect to this offering and the application of the net proceeds therefrom, we would have had $15.5 million of subordinated indebtedness and $45.5 million of senior indebtedness outstanding. Although we currently have no secured indebtedness, the notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing any such secured indebtedness. See "Risk Factors--If we become insolvent, holders of secured debt would be paid first and would receive payments from our assets used as security before you would receive payments." Additionally, the Indenture will not limit our ability to incur unsecured indebtedness and will only limit our ability to incur secured indebtedness if such indebtedness will be secured by the Capital Stock of certain of our Subsidiaries.

         The notes will not be guaranteed by any of our Subsidiaries. Accordingly, the notes will be effectively subordinated to all of our Subsidiaries' existing and future indebtedness and other liabilities. See "Risk Factors--The notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries." As of September 30, 2003, our Subsidiaries had $1.2 billion of indebtedness and other liabilities outstanding. The Indenture will not limit the ability of our Subsidiaries to incur additional indebtedness unless such indebtedness will be secured by the Capital Stock of certain of our Subsidiaries. As an insurance holding company, our ability to meet debt service obligations, including that of the notes, depends primarily on the receipt of sufficient funds from our insurance Subsidiaries. Our insurance Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amount pursuant to the notes or to make any funds available therefor, whether as dividends, loans, or other payments to us. In addition, since our Subsidiaries are insurance companies, their ability to pay dividends to us is subject to regulatory limitations. See "Risk Factors-- The inability of our subsidiaries to pay us dividends could adversely affect our ability to pay interest and principal on the notes."

         Interest on overdue principal and premium, if any, and, to the extent permitted by law, on overdue installments of interest will accrue at the rate of interest borne by the notes. The original notes and the exchange notes will be treated as a single series of securities for all purposes under the Indenture, including waivers, amendments and redemptions.

         Principal and premium, if any, and interest on the notes will be payable at our office or agency maintained for such purposes in New York City. The Indenture will provide that we may pay interest on the notes by check mailed to a holder at its registered address or by wire transfer of immediately available funds. However, we will make payments in immediately available funds while the notes are maintained in the form of global notes as described below under "--Same-Day Settlement and Payment."

         If any interest payment date or redemption date or the maturity date of the notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest on the notes may be made on the next business day at that place of payment.

ADDITIONAL NOTES

         The Indenture does not limit the amount of the notes that we may issue under the Indenture, and we may issue additional notes ("Additional Notes") under the Indenture having the same terms in all respects as the notes (or in all respects except for the payment of interest scheduled and paid prior to the date of issuance of the notes). The original notes were initially issued in the aggregate principal amount of $100.0 million. The notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, and redemptions. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of Notes," references to the notes include any Additional Notes actually issued.

OPTIONAL REDEMPTION

         We may redeem the notes in whole at any time or in part from time to time, at our option, on at least 30 but not more than 60 days' prior written notice, at a redemption price equal to the greater of:

         - 100% of the principal amount of such notes being redeemed on the redemption date or

         -        the Make-Whole Amount,

plus, in each case, accrued and unpaid interest on the notes to the redemption date.

         In the event that we are redeeming less than all of the notes, the selection of the notes for redemption will be made by the Trustee by such method as the Trustee, in its sole discretion, deems fair and appropriate. No partial redemption will reduce the principal amount at maturity of a note not redeemed to less than $1,000.

         Unless we default in our payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption and those notes will cease to be outstanding.

         "Comparable Treasury Issue" means the United States Treasury security selected by a Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

         "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

         "Make-Whole Amount" means the sum of the present values of the remaining scheduled payments of principal of the notes to be redeemed on the redemption date and the scheduled payments of interest thereon from the redemption date (but excluding any interest accrued to the redemption date) to originally scheduled maturity, discounted to the redemption date (assuming a 360-day year consisting of twelve 30-day months) on a semi-annual basis at the Special Adjusted Treasury Rate from the respective dates after the redemption date on which such principal and interest would have been payable.

         "Reference Treasury Dealer" means McDonald Investments, Inc., and its successor or, at our option, another primary independent U.S. government securities dealer in New York City selected by us.

         "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

         "Special Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date of redemption, plus 25 basis points.

SINKING FUND; MANDATORY REDEMPTION

         We are not required to make any mandatory redemption or sinking fund payments with respect to the notes.

CERTAIN COVENANTS

         LIMITATION ON LIENS. We will not, and will not permit any Restricted Subsidiary to, incur or suffer to exist any Lien on the Capital Stock of any Restricted Subsidiary to secure indebtedness without making, or causing such Restricted Subsidiary to make, effective provision for securing the notes equally and ratably with such indebtedness so long as such indebtedness is so secured.

         We will not be prohibited from issuing our preferred shares in connection with our structured contingent financing arrangement with a syndicate of lenders, which shares would be pledged as collateral for a loan from such lenders to a special purpose corporation. See "Other Indebtedness and Certain Financing Arrangements -- Description of Our Structured Contingent Financing Agreement."

         "Restricted Subsidiary" means any Subsidiary which is incorporated or organized under the laws of any State of the United States of America or the District of Columbia, except (a) a Subsidiary that has total assets which are less than 10% of our total consolidated assets determined as of our most recent fiscal year-end balance sheet filed with the SEC and (b) 518 Property Management and Leasing, LLC. As of the date of this prospectus, our Subsidiaries that meet the definition of "Restricted Subsidiary" are State Auto P&C and Milbank.

         LIMITATION ON SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. Neither we nor any Restricted Subsidiary will be permitted to issue, sell, transfer, or otherwise dispose of (except to us or a Wholly Owned Subsidiary) any shares of, securities convertible into, or warrants, rights, or options to subscribe for or purchase shares of, Capital Stock (other than preferred stock having no voting rights and director's qualifying shares required by applicable law) of a Restricted Subsidiary, except for any issuance, sale, transfer, or other disposition (a) for cash or property which, in the opinion of our Board of Directors acting in good faith, is at least equal to the fair market value of such shares of, securities convertible into, or warrants, rights, or options to subscribe for or purchase shares of, Capital Stock or (b) to comply with any applicable law or order of a court or governmental or insurance regulatory authority other than an order issued at our request or the request of any of our Subsidiaries.

         CONSOLIDATION, MERGER AND SALE OF ASSETS. We will not consolidate with or merge into any other Person or convey, transfer, or lease our properties and assets substantially as an entirety to any Person, and we will not permit any Person to consolidate with or merge into us or convey, transfer, or lease its properties and assets substantially as an entirety to us, unless:

                  (a) in case we consolidate with or merge into another Person or convey, transfer, or lease our properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which we are merged or the Person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety is a corporation validly existing under the laws of the United States of America, any State thereof, or the District of Columbia and expressly assumes, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium, if any, and interest on all the notes and the performance or observance of every covenant of the Indenture and the Registration Rights Agreement to be performed or observed by us;

                  (b) immediately after giving effect to such transaction and treating any indebtedness that becomes our obligation or an obligation of any of our Subsidiaries as a result of such transaction as having been incurred by us or such Subsidiary at the time of such transaction, no Default or Event of Default has occurred and is continuing; and

                  (c) we deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer, or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with.

         Upon any consolidation of us with, or merger of us into, any other Person or any conveyance, transfer, or lease of our properties and assets substantially as an entirety in accordance with the preceding paragraph, the successor Person formed by such consolidation or into which we are merged or to which such conveyance, transfer, or lease is made will succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture with the same effect as if such successor Person had been named as us therein, and thereafter, except in the case of a lease, the predecessor Person will be relieved of all obligations and covenants under the Indenture and the notes.

         SEC REPORTS. So long as the notes are outstanding, whether or not we are then subject to Section 13(a) or 15(d) of the Exchange Act, we will electronically file with the SEC the annual reports, quarterly reports, and other periodic reports that we would be required to file with the SEC pursuant to Section 13(a) or 15(d) if we were so subject, and such documents will be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which we would be required so to file such documents if we were so subject, unless, in any case, if such filings are not then permitted by the SEC.

         If such filings with the SEC are not then permitted by the SEC, or such filings are not generally available on the Internet free of charge, we will, within 15 days of each Required Filing Date, transmit by mail to holders of the notes, as their names and addresses appear in the note register, without cost to such holders, and file with the Trustee copies of the annual reports, quarterly reports and other periodic reports that we would be required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act if we were so subject, and promptly upon written request, supply copies of such documents to any prospective holder or beneficial owner at our cost.

         In addition, we have agreed that, for so long as any notes remain outstanding and constitute "restricted securities" under Rule 144, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Act.

EVENTS OF DEFAULT, NOTICE, AND WAIVER

         Each of the following constitutes an Event of Default with respect to the notes (whatever the reason for such Event of Default and whether it is voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree, or order of any court or any order, rule, or regulation of any administrative or governmental body):

                  (a) default in the payment of any interest on the notes when it becomes due and payable, and continuance of such default for a period of 30 days;

                  (b) default in the payment of the principal of or any premium on the notes when due, whether at maturity, upon redemption, by declaration or otherwise;

                  (c) failure to perform any other covenant in the Indenture and continuance of such default or breach for 60 days after written notice from the Trustee or holders of at least 25% in aggregate principal amount of the notes;

                  (d) a default under any bond, debenture, note, or other evidence of indebtedness for money borrowed by us having an aggregate principal amount outstanding of at least $20.0 million, or under any mortgage, indenture, or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us having an aggregate principal amount outstanding of at least $20.0 million, whether such indebtedness now exists or shall hereafter be created, which default is a payment default upon final maturity of such indebtedness or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within 30 days following such default or acceleration; or

                  (e) certain events of bankruptcy, insolvency, or reorganization.

         If an Event of Default (other than in clause (e) of the preceding paragraph) has occurred and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to us (and to the Trustee, if the notice is given by the holders), may, and the Trustee at the request of the holders shall, declare the principal amount of and accrued interest and premium, if any, on the notes immediately due and payable. If an Event of Default specified in clause (e) of the preceding paragraph occurs, the principal amount of and accrued interest and premium, if any, on the notes will automatically, without any declaration or other action on the part of the Trustee or any holder of the notes, become immediately due and payable.

         The holders of at least a majority in aggregate principal amount of the outstanding notes, by written notice to the Trustee, may rescind and annul a declaration of acceleration and its consequences if:

                  (a) all existing Events of Default, other than the nonpayment of the principal of and premium, if any, and interest on such notes that have become due solely by such declaration of acceleration, have been cured or waived; and

                  (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

         If any Default occurs and is continuing and is known to the Trustee, the Trustee will give to the holders of the notes notice of such Default as and to the extent provided by the Indenture and the TIA.

MODIFICATION

         The Indenture and the rights of holders of the notes may be amended or supplemented, and noncompliance in any particular instance with any provision may be waived, in each case by us and the Trustee with the written consent of the holders of not less than a majority of the aggregate principal amount of the notes then outstanding; provided, however, that no such amendment, supplement, or waiver will:

         - change the stated maturity of the principal of or any installment of interest on any note;

         -        reduce the principal amount of or any premium on any note;

         - reduce the rate or extend the time of payment of interest on any note;

         -        reduce any premium payable upon the redemption of any note;

         - make any change in the percentage of the aggregate principal amount of notes required for amendments, supplements, or modifications of the Indenture or waivers of past defaults of covenants;

         - change the place or currency of payment of principal of or any premium or interest on any note; or

         - impair the right of any holder to institute suit for the enforcement of any payment on or with respect to any note on or after the stated maturity of the note,

without the consent of the holder of each note affected.

         The Indenture provides that we and the Trustee may enter into supplemental indentures or amend or supplement the Indenture without notice to or the consent of any holder of the notes to:

         - provide for the assumption of our obligations to the holders of notes in case of a merger or consolidation permitted by the Indenture;

         - evidence the assumption by a successor corporation of our obligations, and make covenants for the protection of the holders of the notes;

         - cure any ambiguity or correct any inconsistency in the Indenture or the notes;

         - add to the covenants of ours for the benefit of the holders or to surrender any right or power conferred in the Indenture upon us;

         - make any change that does not adversely affect the rights of any holder;

         - modify or amend the Indenture to permit the qualification of supplemental indentures; or

         - comply with any requirement of the SEC in connection with qualification of the Indenture under the TIA or otherwise.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE; COVENANT DEFEASANCE

         The Indenture will be discharged upon cancellation of all outstanding notes or, with certain limitations, upon deposit with the Trustee of funds sufficient for the repayment or redemption thereof.

         The Indenture provides that we, at our option:

                  (a) will be discharged from any and all obligations in respect of the notes, except for certain obligations to register the transfer or exchange of the notes; replace stolen, lost, or mutilated notes; maintain paying agencies; and hold moneys for payment in trust; or

                  (b) need not comply with certain restrictive covenants of the Indenture, including those described under "--Certain Covenants," without such noncompliance being deemed or resulting in an Event of Default, if, in each case, we deposit, or cause to be deposited, irrevocably with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for and dedicated solely to the benefit of the holders of the notes, money or U.S. Government Obligations or any combination thereof, which, through the payment of interest thereon and principal thereof in accordance with their terms will provide, not later than one day before the due date of any payment of money, an amount in cash sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay all the principal of and interest and premium, if any, on the notes on the dates such payments are due in accordance with the terms of the notes.

         To exercise any such option, among other things:

         - we must deliver to the Trustee an officers' certificate and an opinion of counsel that will state (1) with respect to clause
                  (a), that we have received from, or there has been published by, the Internal Revenue Service a ruling or, since the Issue Date, there has been a change in applicable federal income tax law, which, in either case, in the opinion of counsel provides that the holders of the notes will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred or (2) with respect to clause (b), that the holders of the notes will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred;

         -        no Default or Event of Default (other than specified in clause
                  (e) of the first paragraph under " -- Events of Default, Notice, and Waiver") has occurred and is continuing at the time of such deposit or, with regard to any such event specified in clause (e) of the first paragraph under " -- Events of Default, Notice, and Waiver," at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition will not be deemed satisfied until after such 90th day);

         - such exercise may not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which we are a party or by which we are bound; and

         - we must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent with respect to such exercise have been complied with.

THE TRUSTEE

         The Trustee in its individual or any other capacity may become the owner or pledgee of notes and may otherwise deal with us or any Affiliate of ours with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

         The holders of at least a majority in aggregate principal amount of the then original notes will have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy available to the applicable Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will not be under any obligation to exercise any rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability, or expense.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, AFFILIATES, AND SHAREHOLDERS

         No director, officer, employee, incorporator, Affiliate, or holder of capital stock of ours will have any liability for any of our obligations under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

PAYMENT, TRANSFER AND EXCHANGE

         We will be required to maintain an office or agency at which the principal of, premium, if any, and interest on the notes will be payable. We will initially designate the office of the agent of the Trustee in New York City as an office where such principal, premium, if any, and interest will be payable. We may from time to time designate additional offices or agencies, approve a change in the location of any office or agency, and rescind the designation of any office or agency.

         All moneys paid by us to the Trustee or a paying agent for the payment of principal of, premium, if any, or interest on any notes that remain unclaimed for two years after such principal, premium, if any, or interest becomes due and payable will be repaid to us, and the holder of such notes will (subject to applicable abandoned property or similar laws) thereafter, as an unsecured general creditor, look only to us.

         Subject to the terms of the Indenture, notes may be presented for registration of transfer and for exchange (i) at each office or agency required to be maintained by us, as described above, and (ii) at each other office or agency that we may designate from time to time for such purposes. Registration of transfers and exchanges will be effected if the transfer agent is satisfied with the evidence of ownership and identity of the Person making the request and if the transfer form thereon is duly executed and the transfer agent is otherwise satisfied that the transfer is being made in accordance with the Indenture and applicable law. See "--Book-Entry; Delivery and Form," "--Global Notes," "--Certificated Notes," and "Notice to Investors" for a description of additional transfer restrictions applicable to the notes.

         No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

BOOK-ENTRY; DELIVERY AND FORM

         The notes will be issued in registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof, in the form of one or more global notes. The Trustee is not required (1) to issue, register the transfer of, or exchange any note for a period of 15 days before a selection of notes to be redeemed; (2) to register the transfer of or exchange any note so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of any note not being redeemed or purchased; or (3) if a redemption is to occur after a regular record date but on or before the corresponding interest payment date, to register the transfer or exchange of any note on or after the regular record date and before the date of redemption.

GLOBAL NOTES

         The global notes will be deposited with a custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Beneficial interests in the global notes will be shown on records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream. So long as DTC or its nominee is the registered owner or holder of the global notes, DTC or such nominee will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the Indenture and the notes. No owner of a beneficial interest in the global notes will be able to transfer such interest except in accordance with DTC's applicable procedures and the applicable procedures of its direct and indirect participants.

         We will apply to DTC for acceptance of the global notes in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by the global notes held within DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participants in DTC, or indirectly through organizations which are participants in DTC.

         Payments of principal and interest under the global notes will be made to DTC's nominee as the registered owner of such global notes. We expect that the nominee, upon receipt of any such payment, will immediately credit DTC participants' accounts with payments proportional to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and neither we, the Trustee, the custodian, nor any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global notes or for maintaining or reviewing any records relating to such beneficial interests.

         DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

CERTIFICATED NOTES

         If (1) DTC notifies us that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed by us within 90 days of such notice, (2) an Event of Default has occurred and the Trustee has received a request from DTC, or (3) we determine not to have all of the notes represented by global notes, the Trustee will exchange each beneficial interest in the global notes for one or more certificated notes registered in the name of the owner of such beneficial interest, as identified by DTC.

SAME-DAY SETTLEMENT AND PAYMENT

         The Indenture will require that payments in respect of the notes represented by the global notes be made by wire transfer of immediately available funds to the accounts specified by the registered holders of the global notes.

         The notes represented by the global notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will be settled in immediately available funds.

         Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream, immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

GOVERNING LAW

         The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to principles of conflicts of law to the extent the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

         "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Stock, by contract, or otherwise; provided, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For the purposes of this definition, the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Capital Stock" means, with respect to any Person, any and all shares of stock of a corporation, partnership interests, or other equivalent interests (however designated, whether voting or no-voting) in such Person's equity, entitling the holder to receive a share of the profits and losses, and a distribution of assets, after liabilities, of such Person.

         "Default" means any event that is, or with the giving of notice or lapse of time, or both, would constitute an Event of Default.

         "Issue Date" means the date on which the original notes were initially issued.

         "Lien" means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, debenture, security interest, or encumbrance of any kind in respect of such asset, whether or not filed, recorded, or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code or equivalent statutes) of any jurisdiction other than to evidence a lease.

         "Paying Agent" means a Person engaged to perform the obligations of the Trustee in respect of payments made or funds held under the Indenture in respect of the notes.

         "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, or government, or any agency or political subdivision thereof, or other entity of any kind.

         "SEC" means the Securities and Exchange Commission.

         "Subsidiary" means any corporation, company (including any limited liability company), association, partnership, joint venture, or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, us and/or one or more of our other Subsidiaries.

         "U.S. Government Obligations" means direct obligations fully guaranteed or insured by the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

         "Voting Stock" means, with respect to any Person, the Capital Stock of any class or kind which ordinarily has the power to vote for the election of directors, managers, or other voting members of the governing body of such Person.

         "Wholly Owned Subsidiary" means a Subsidiary all of the Voting Stock of which is at such time owned, directly or indirectly, by us and our other Wholly Owned Subsidiaries.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         On November 13, 2003, we sold $100.0 million in aggregate principal amount of the original notes in a private placement. The original notes were sold to initial purchasers who in turn resold the notes to a limited number of "Qualified Institutional Buyers," as defined under the Securities Act. In connection with the sale of the original notes, we and the initial purchasers entered into a registration rights agreement. Under the registration rights agreement, we have agreed to file a registration statement regarding the exchange of the original notes for new exchange notes which are registered under the Securities Act. We have also agreed to use our best efforts to cause the registration statement to become effective with the SEC, and we have agreed to conduct this exchange offer after the registration statement is declared effective. We will use our best efforts to keep this registration statement continuously effective during the 180-day period following the closing of the exchange offer. You are a holder with respect to the exchange offer if you are a person in whose name any original notes are registered on our books or any person who has obtained a properly completed assignment of original notes from the registered holder.

         We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

         In order to participate in the exchange offer, you must represent to us, among other things, that:

         - you are acquiring the exchange notes under the exchange offer in the ordinary course of your business;

         - you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

         - you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

         - you are not a broker-dealer tendering original notes acquired directly from us for your own account;

         - you are not one of our "affiliates," as defined in Rule 405 of the Securities Act; and

         - you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

RESALE OF THE EXCHANGE NOTES

         Based on a previous interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co. Incorporated (available June 5, 1991), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold, and otherwise transferred by you, except if you are an affiliate of us, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in "--Purpose and Effect of the Exchange Offer" apply to you.

         If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretation by the Staff of the SEC as set forth in the Morgan Stanley & Co. Incorporated no-action letter and other similar letters, and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If our belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume or indemnify you against this liability.

         The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution." In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, we have agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

TERMS OF THE EXCHANGE OFFER

         This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange original notes which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on February 13, 2004, or such later date and time to which we, in our sole discretion, extend the exchange offer; provided, however, that the latest time and date to which we can extend the exchange offer is 5:00 p.m., New York City time, on March 1, 2004.

         As of the date of this prospectus, $100.0 million in aggregate principal amount of the original notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the original notes on this date. There will be no fixed record date for determining registered holders of the original notes entitled to participate in the exchange offer; however, holders of the original notes must tender their certificates therefor or cause their original notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.

         The form and terms of the new notes being issued in the exchange offer are the same as the form and terms of the old securities, except that:

         - the exchange notes being issued in the exchange offer will have been registered under the Securities Act;

         - the exchange notes being issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act; and

         - the exchange notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the old securities.

         Outstanding capital securities being tendered in the exchange offer must be in denominations of the principal amount of $1,000 and integral multiples of that amount.

         We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Original notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the related indenture. Any original notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See "--Consequences of Failure to Exchange."

         We will be deemed to have accepted validly tendered original notes when, as, and if we will have given oral or written notice of its acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted original notes will be returned, or, in the case of original notes tendered by book-entry transfer, those unaccepted original notes will be credited to an account maintained with The Depository Trust

Company, without expense to the tendering holder of those original notes as promptly as practicable after the expiration date of the exchange offer. See "--Procedures for Tendering."

         Those who tender original notes in the exchange offer will not be required to pay brokerage commission or fees or, subject to the instruction in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

         The expiration date is 5:00 p.m., New York City time, on February 13, 2004, unless we, in our sole discretion, extend the expiration date of the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer may be extended; provided, however, that the latest time and date to which we can extend the exchange offer is 5:00 p.m., New York City time, on March 1, 2004. We may, in our sole discretion, terminate the exchange offer.

         To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, and we will notify the holders of original notes, or cause them to be notified, by making a public announcement of the extension, as promptly as practicable thereafter. Such notification may state that we are extending this exchange offer for a specified period of time, but in no event later than March 1, 2004.

         We reserve the right (1) to refuse to accept any original notes, to extend the expiration date of this exchange offer, or to terminate this exchange offer and not accept any original notes for exchange if any of the conditions set forth herein under "--Conditions to the Exchange Offer" shall not have been satisfied or waived by us prior to the expiration date, by giving oral or written notice of such delay, extension, or termination to the exchange agent; or (2) to amend the terms of this exchange offer in any manner deemed by us to be advantageous to the holders of the original notes. Any such refusal in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice thereof to the exchange agent. If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment.

         Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment, or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

CONDITIONS TO THE EXCHANGE OFFER

         Without regard to other terms of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in the exchange offer for, any original notes and we may terminate or amend the exchange offer at any time before the acceptance of original notes for exchange if:

         - any federal law, statute, rule, or regulation is proposed, adopted, or enacted that, in our judgment, might reasonably be expected to impair our ability to proceed with the exchange offer;

         - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, might impair our ability to proceed with the exchange offer;

         - any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939;

         - any governmental approval or approval by holders of the original notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer; or

         - there occurs a change in the current interpretation by the Staff of the SEC which permits the exchange notes to be issued in the exchange offer to be offered for resale, resold, and otherwise transferred by the holders of the exchange notes, other than broker-dealers and any holder which is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes acquired in the exchange offer are acquired in the ordinary course of that holder's business and that holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be issued in the exchange offer.

         The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted any time and from time to time by us. If we determine that any of these conditions is not satisfied, we may:

         - refuse to accept any original notes and return all tendered original notes to the tendering holders, or, in the case of original notes tendered by book-entry transfer, credit those original notes to an account maintained with The Depository Trust Company ("DTC");

         - extend the expiration date of the exchange offer and retain all original notes tendered before the expiration date of the exchange offer, subject, however, to the rights of the holders who have tendered the original notes to withdraw their original notes; or

         - waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered original notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the original notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the original notes, if the exchange offer would otherwise expire during this period.

PROCEDURES FOR TENDERING

         To effectively tender original notes held in physical form, a holder of the original notes must complete, sign and date the letter of transmittal, or a facsimile thereof; have the signatures thereon guaranteed if required by the letter of transmittal; and mail or otherwise deliver such letter of transmittal or a facsimile thereof, together with the certificates representing such original notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

         A holder may also, in lieu of the above, deposit original notes held in physical form with DTC and make a book-entry transfer as set forth below.

         To effectively tender original notes by book-entry transfer to the account maintained by the exchange agent at DTC, holders of original notes may request a DTC participant to, on their behalf, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance through DTC's Automated Tender Offer Program ("ATOP"), and DTC will then edit and verify the acceptance and send an agent's message (an "Agent's Message") to the exchange agent for its acceptance. An Agent's Message is a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the DTC participant tendering original notes on behalf of the holder of such original notes that such DTC participant has received and agrees to be bound by the terms and conditions of the exchange offer as set forth in this prospectus and the related letter of transmittal and that we may enforce such agreement against such participant. Certificates representing original notes, or a timely confirmation of a book-entry transfer of the original notes into the exchange agent's account at DTC (a "Book-Entry Confirmation"), pursuant to the book-entry transfer procedures described below, as well as either a properly completed and duly executed consent and letter of transmittal (or manually signed facsimile thereof), or an Agent's Message pursuant to DTC's ATOP system, and any other documents required by the letter of transmittal, must be mailed or delivered to the exchange agent on or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

         Holders of original notes whose certificates for original notes are not lost but are not immediately available or who cannot deliver their certificates and all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date, or who cannot complete the procedures for book-entry transfer on or prior to the expiration date, may tender their original notes according to the guaranteed delivery procedures set forth in "--The Exchange Offer - Guaranteed Delivery Procedures" section of this prospectus.

         The method of delivery of the letter of transmittal, any required signature guarantees, the original notes, and all other required documents, including delivery of original notes through DTC, and transmission of an Agent's Message through DTC's ATOP system, is at the election and risk of the tendering holders, and the delivery will be deemed made only when actually received or confirmed by the exchange agent. If original notes are sent by mail, it is suggested that the mailing be registered mail, properly insured, with return receipt requested, made sufficiently in advance of the expiration date, as desired, to permit delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. HOLDERS TENDERING ORIGINAL NOTES THROUGH DTC'S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC ON SUCH RESPECTIVE DATE.

         No original notes, letters of transmittal, Agent's Messages, or other required documents should be sent to us. Delivery of all original notes, letters of transmittal, Agent's Messages, and other documents must be made to the exchange agent. Holders may also request their respective brokers, dealers, commercial banks, trust companies, or nominees to effect such tender for such holders.

         The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal. Holders of original notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee who wish to tender must contact such registered holder promptly and instruct such registered holder how to act on such non-registered holder's behalf.

         Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution") unless the original notes tendered pursuant thereto are tendered (1) by a registered holder of original notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or
(2) for the account of an Eligible Institution.

         If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with such letter of transmittal.

         All questions as to the validity, form, eligibility, time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not validly tendered or any original notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

         We reserve the right, in our sole discretion, to purchase or make offers for any original notes after the expiration date of the exchange offer, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture, and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

         By tendering, each holder will represent to us that, among other things, the person acquiring the exchange notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer. If any holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of exchange notes to be acquired in the exchange offer, that holder or any such other person:

         - may not rely on the applicable interpretations of the staff of the SEC; and

         - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

         Each broker-dealer who acquired its original notes as a result of market-making activities or other trading activities and thereafter receives exchange notes issued for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

ACCEPTANCE OF ORIGINAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES ISSUED IN THE EXCHANGE OFFER

         Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and will issue exchange notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as, and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See " -- Conditions to the Exchange Offer" for a discussion of the conditions that must be satisfied before we accept any original notes for exchange.

         For each original note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered original note. Accordingly, registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the original notes, from November 13, 2003. Original notes that we accept for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of liquidated damages to the holders of the original notes under circumstances relating to the timing of the exchange offer.

         In all cases, we will issue exchange notes in the exchange offer for original notes that are accepted for exchange only after the exchange agent timely receives:

         - certificates for such original notes or a timely book-entry confirmation of such original notes into the exchange agent's account at DTC;

         - a properly completed and duly executed letter of transmittal or an agent's message; and

         -        all other required documents.

         If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered original notes, or if a holder submits original notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged original note without cost to the tendering holder. In the case of original notes tendered by book-entry transfer into the exchange agent's account at DTC, such non-exchanged original notes will be credited to an account maintained with DTC. We will return the original notes or have them credited to the DTC account as promptly as practicable after the expiration or termination of the exchange offer.

BOOK-ENTRY TRANSFER

         The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of this exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's ATOP systems may use DTC's ATOP procedures to tender original notes. Such participant may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer at DTC, the letter of transmittal, or facsimile thereof, with any required signature guarantees, or an Agent's Message pursuant to the ATOP procedures and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in this prospectus on or prior to the expiration date of the exchange offer, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC will not constitute valid delivery to the exchange agent.

GUARANTEED DELIVERY PROCEDURES

         Holders whose certificates for original notes are not lost but are not immediately available or who cannot deliver their certificates and all other required documents to the exchange agent on or prior to the expiration date, or who cannot complete the procedures for book-entry transfer on or prior to the expiration date, may nevertheless effect a tender of their original notes if:

         -        the tender is made through an eligible institution;

         - prior to the expiration date of the exchange offer, the exchange agent receives by facsimile transmission, mail, or hand delivery from such eligible institution a validly completed and duly executed letter of transmittal (or facsimile thereof) or an Agent's Message pursuant to DTC's ATOP system, and a notice of guaranteed delivery, substantially in the form provided with this prospectus, which

                  - sets forth the name and address of the holder of the original notes and the amount of original notes tendered;

                  -        states that the tender is being made thereby; and

                  - guarantees that within three NYSE trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

         - the certificates for all physically tendered original notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL OF TENDERS

         Tenders of original notes may be properly withdrawn at any time prior 5:00 p.m., New York City time, on the expiration date of the exchange offer.

         For a withdrawal of a tender to be effective, a written notice of withdrawal delivered by hand, overnight by courier, or by mail, or a manually signed facsimile transmission, or a properly transmitted "Request Message" through DTC's ATOP system, must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must:

         - specify the name of the person that tendered the original notes to be properly withdrawn;

         - identify the original notes to be properly withdrawn, including the principal amount of such original notes;

         - in the case of original notes tendered by book-entry transfer, specify the number of the account at DTC from which the original notes were tendered and specify the name and number of the account at DTC to be credited with the properly withdrawn original notes and otherwise comply with the procedures of such facility;

         - contain a statement that such holder is withdrawing its election to have such original notes exchanged for exchange notes;

         - other than a notice transmitted through DTC's ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the Trustee with respect to the original notes register the transfer of such original notes in the name of the person withdrawing the tender; and

         - specify the name in which such original notes are registered, if different from the person who tendered such original notes.

         All questions as to the validity, form, eligibility, and time of receipt of such notice will be determined by us, and our determination shall be final and binding on all parties. Any original notes so properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer and no exchange notes will be issued with respect thereto unless the original notes so withdrawn are validly re-tendered thereafter. Any original notes that have been tendered for exchange but are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, or, in the case of original notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, such original notes will be credited to an account maintained with DTC for the original notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following the procedures described above at any time on or prior to the expiration date of the exchange offer.

TERMINATION OF CERTAIN RIGHTS

         All rights given to holders of original notes under the registration rights agreement will terminate upon the consummation of the exchange offer except with respect to our duty:

         - to use our best efforts to keep the registration statement continuously effective during the 180-day period following the closing of the exchange offer; and

         - to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for original notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described above under "--Resale of the Exchange Notes."

EXCHANGE AGENT

         Fifth Third Bank has been appointed as exchange agent for this exchange offer. Letters of transmittal, Agent's or Request Messages through DTC's ATOP system, notices of guaranteed delivery, and all correspondence in connection with this exchange offer should be sent or delivered by each holder of original notes or a beneficial owner's broker, dealer, commercial bank, trust company, or other nominee to the exchange agent at the addresses set forth in the letter of transmittal. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

FEES AND EXPENSES

         The expenses of soliciting tenders pursuant to this exchange offer will be paid by us.

         Except as described above, we will not make any payments to brokers, dealers, or other persons soliciting acceptances of this exchange offer. We will, however, pay the reasonable and customary fees and out-of-pocket expenses of the exchange agent, the Trustee, and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees, and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this prospectus and related documents to the beneficial owners of the original notes and in handling or forwarding tenders for exchange.

         We will also pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to this exchange offer. If, however, original notes are to be issued for principal amounts not tendered or accepted for exchange in the name of any person other than the registered holder of the original notes tendered or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the consent and letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

         The estimated cash expenses to be incurred in connection with the exchange offer are estimated in the aggregate to be approximately $75,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among others.

CONSEQUENCES OF FAILURE TO EXCHANGE ORIGINAL NOTES

         Holders who desire to tender their original notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor us is under any duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange.

         Original notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the offering memorandum dated November 6, 2003, relating to the original notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

         We do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws. Upon completion of the exchange offer, holders of the original notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

         Holders of the exchange notes issued in the exchange offer and any original notes which remain outstanding after completion of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

         The following general discussion summarizes certain material U.S. federal income tax aspects of the acquisition, ownership and disposition of the notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership and disposition of the notes by a prospective investor in light of his, her, or its personal circumstances. This discussion is limited to the U.S. federal income tax consequences to persons who are beneficial owners of the notes and who hold the notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the notes as part of a "straddle," as part of a "hedge" against currency risk or as part of a "conversion transaction," persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities that hold the notes. In addition, this discussion is generally limited to the tax consequences to initial holders that purchase the notes at the "issue price," which for this purpose is the first price at which a substantial amount of the notes are sold to the public for money, excluding sales to bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents, or wholesalers. This discussion does not describe any tax consequences arising out of the tax laws of any state, local, or foreign jurisdiction, or, except to a limited extent under the caption "Non-U.S. Holders," any possible applicability of U.S. federal gift or estate tax.

         This summary is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date of this prospectus. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

         PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAW OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

U.S. HOLDERS

         The following discussion is limited to the U.S. federal income tax consequences to a holder of a note that is:

         - a citizen or resident of the United States, including an alien who is a resident of the United States within the meaning of
                  Section 7701(b) of the Code;

         - a corporation created or organized under the laws of the United States or any political subdivision thereof;

         - an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

         - a trust, if (1) a U.S. court is able to exercise primary supervision over administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

         STATED INTEREST. Interest on the notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with such holder's method of accounting for U.S. federal income tax purposes. The original notes were issued to investors with "de minimis original issue discount" for U.S. federal income tax purposes. However, in general, U.S. holders are not required to include de minimis original issue discount in income in advance of their accrual or receipt of interest, and instead include de minimis original issue discount in income as capital gain upon the retirement or disposition of the notes.

         SALE, EXCHANGE, OR REDEMPTION OF THE NOTES. Unless a nonrecognition provision applies, upon the disposition of a note by sale, exchange or redemption, a U.S. holder generally will recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to interest) and (ii) the U.S. holder's adjusted tax basis in the notes. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the notes (net of accrued interest) to the holder.

         Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the notes for longer than one year. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to certain limitations. Any gain or loss recognized by a U.S. holder on the sale, exchange, or disposition of a note will generally be treated as U.S. source for purposes of computing the U.S. foreign tax credit limitation.

         EXCHANGE OFFER. The exchange of the privately placed notes for publicly registered notes pursuant to this exchange offer should not constitute a taxable event for U.S. federal income tax purposes. The exchange should have no U.S. federal income tax consequences to a U.S. holder, so that the holder's holding period and adjusted tax basis for a note should not be affected, and the holder should continue to take into account income in respect of a note in the same manner as before the exchange.

         BACKUP WITHHOLDING AND INFORMATION REPORTING. A U.S. holder of notes may be subject, under certain circumstances, to backup withholding with respect to payments of interest on, and gross proceeds from a sale or other disposition of, the notes. These backup withholding rules may apply if the U.S. holder:

         - fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor;

         -        furnishes an incorrect TIN;

         -        fails to properly report interest; or

         - under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

         A U.S. holder of notes who does not provide his, her, or its correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption from backup withholding is properly established.

         We will report to the U.S. holders of the notes and the IRS the amount of interest and any other reportable payments made by us and any amount withheld with respect to the notes during the calendar year.

NON-U.S. HOLDERS

         The following discussion is limited to the U.S. federal income and estate tax consequences to a holder of notes that is an individual, corporation, estate, or trust that is not a U.S. holder, as described above (a "non-U.S. holder"). For purposes of the discussion below, interest and gain on the sale, exchange, or other disposition of notes will be considered to be "U.S. trade or business income" if such income or gain is:

         - effectively connected with the conduct of a U.S. trade or business, or

         -        in the case of a treaty resident, attributable to a U.S.
                  permanent establishment (or, in the case of an individual, a fixed base) in the United States.

         STATED INTEREST. Generally, interest paid to a non-U.S. holder of notes will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest on the notes will qualify as portfolio interest if the non-U.S. holder:

         - does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

         - is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code;

         - is not a bank receiving the interest pursuant to a loan agreement in the ordinary course of its business; and

         - certifies, under penalties of perjury, that such holder is not a U.S. person and provides such holder's name and address.

         The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% gross rate. In the case of a non-U.S. holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from or reduction in withholding a non-U.S. holder must provide a properly executed Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. These forms must be periodically updated. A non-U.S. holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable regulations for payments through qualified intermediaries.

         SALE, EXCHANGE, OR REDEMPTION OF NOTES. Except as described below and subject to the discussion concerning backup withholding, any gain realized by a non-U.S. holder on the sale, exchange, or redemption of a note generally will not be subject to U.S. federal income tax, unless:

         -        such gain is effectively connected with the conduct of a U.S.
                  trade or business;

         - the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain conditions are met; or

         - the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates.

         We believe that we are not and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

         FEDERAL ESTATE TAX. Notes held (or treated as held) by an individual who is a non-U.S. holder at the time of death will not be subject to U.S. federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total voting power of our voting stock and income on the notes was not U.S. trade or business income.

         INFORMATION REPORTING AND BACKUP WITHHOLDING. We must report annually to the IRS and to each non-U.S. holder any interest that is paid to the non-U.S. holder and the amount of tax, if any, withheld with respect to such payments. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

         The backup withholding tax and certain information reporting will not apply to payments of interest on the notes with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

         The payment of the proceeds from the disposition of the notes to or through the U.S. office of any U.S. or foreign broker will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations (i) require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary and
(ii) do not require backup withholding unless the broker has actual knowledge that the holder is a U.S. person.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

         THE PRECEDING DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER, OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING, AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

         We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel for the holder of the original notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters regarding the notes will be passed upon for us by Baker & Hostetler LLP, Columbus, Ohio.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.